ROGERS COMMUNICATIONS INC.

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

To our Shareholders:

The 2011 annual general meeting of shareholders of Rogers Communications Inc. will be held:

Date:	Wednesday, April 27, 2011
Time:	11:00 a.m. (local time in Toronto)
Place:	Velma Rogers Graham Theatre 333 Bloor Street East Toronto, Ontario, Canada

Business of the meeting:

(1)	receive the consolidated financial statements for the year ended December 31, 2010 and the auditors’ report on the statements;

(2)	elect 18 directors;

(3)	appoint auditors; and

(4)	consider any other business properly before the meeting.

You are entitled to notice of and to attend and vote at the meeting if you were a registered holder of Class A Voting Shares at the close of business in Toronto, Ontario, Canada on March 18, 2011 (subject to the voting restrictions described in the Information Circular attached). If you were a registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting, but not to vote at the meeting.

Shareholders wishing to attend the meeting will be required to produce a proxy, meeting notice or otherwise provide proof of share ownership to gain admission.

On peut obtenir le texte français de cette circulaire d’information en communiquant avec Mr. Bruce Mann, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou en téléphonant au 416.935.3551. Le texte français sera disponible à l’assemblée.

March 15, 2011	By order of the Board
Toronto, Ontario, Canada	David P. Miller, Secretary

ROGERS COMMUNICATIONS INC.

INFORMATION CIRCULAR

Information is as of March 15, 2011 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting your proxy for use at the annual general meeting to be held on April 27, 2011 (the meeting).  We will pay the cost of proxy solicitation. The solicitation will be mainly by mail. However, we may solicit proxies by telephone, in writing or in person by our directors, officers or designated agents, at nominal cost. We, us, our/ours, RCI and the Corporation refers to Rogers Communications Inc. and you and yours refers to a shareholder of Rogers Communications Inc.

PART 1 VOTING INFORMATION

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Corporation.

Who Can Vote?

If you were a registered holder of Class A Voting Shares (the Class A Shares) at the close of business in Toronto, Ontario, Canada on March 18, 2011 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares (the Class B Shares) on the record date you will be entitled to attend the meeting or any adjournments or postponements of the meeting but will not be entitled to vote on any business. Voting is subject to certain restrictions described below. Shareholders wishing to attend the meeting will be required to produce a proxy, notice of meeting or otherwise provide proof of share ownership to gain admission.

Voting By Proxy

If you are entitled to vote Class A Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to attend the meeting, you may vote on the matters to be considered at the meeting in one of two ways:

•	You may authorize the management representatives named on the enclosed proxy card to vote your Class A Shares. If you choose this option, there are four ways you can give your voting instructions:

—	Mail. Complete the enclosed proxy card by indicating how you want your shares voted. Sign, date and return the proxy card in the envelope provided. The address for receiving proxies is Secretary of the Corporation c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Canada.

—	Telephone. (Canada and the United States only). Call the toll free number on the enclosed proxy card using a touchtone telephone and follow the voice instructions. Please have your Control Number, Holder Account Number and Access Number ready to give your voting instructions on the telephone. These numbers are located on the front of the enclosed proxy card. If your proxy card does not contain a Control Number, Holder Account Number and Access Number, you will not be able to vote by telephone.

—	Internet. Follow the instructions on the enclosed proxy card in order to give your voting instructions through the Internet. Please have your proxy card with you when you are ready to proceed, as it contains the information you will need to give your voting instructions through the Internet.

—	Fax. Complete the enclosed proxy card by indicating how you want your shares voted. Sign and date the proxy card. Fax the completed proxy card to Computershare at 416.263.9524 or toll free in Canada and the United States only at 1.866.249.7775.

or

•	You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you can appoint your proxyholder by mail, fax or through the Internet. If you mail or fax the proxy card, you must print that person’s name in the blank space provided on the back of the enclosed proxy card and you may indicate how you want your shares voted. Sign, date and return the proxy card in the envelope provided or fax the proxy card as described above. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by no later than 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 25, 2011.

Your Voting Choices

You may instruct the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy card. The proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy card are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

—	FOR the election as directors of the proposed nominees shown in this Information Circular

—	FOR the appointment of KPMG LLP as auditors

—	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed or any new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations or other business.

Changing Your Mind

You may revoke your proxy card by:

•	delivering a completed and signed proxy card with a later date to either our registered office at 2900 — 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 25, 2011 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	delivering a written revocation to either our registered office at 2900 — 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 25, 2011 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	attending the meeting in person and participating in a vote; or

•	any other way the law allows.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered shareholders or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company or trustee, rather than in your name.

How Does a Non-Registered Holder Give Voting Instructions?

Your representative may have sent to you the meeting materials including a voting instruction form or a blank proxy card signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

How Does a Non-Registered Holder Vote in Person at the Meeting?

You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy card you received from your representative and then follow your representative’s instructions.

Changing Your Mind as Non-Registered Holder

As a non-registered shareholder, you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, your representative may not be able to act unless it receives written notice from you in time (7 days or more before the meeting).

HOW VOTES ARE COUNTED

Class A Shares

Each Class A Share is entitled to 50 votes on a poll.

RESTRICTIONS ON THE TRANSFER, VOTING, OWNERSHIP AND ISSUE OF SHARES

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the Laws) including the:

•	Broadcasting Act (Canada);

•	Telecommunications Act (Canada); and

•	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.

If our Board of Directors (the Board) considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on transfer, voting and issue of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On March 15, 2011, 112,462,014 Class A Shares were outstanding. Voting control of the Corporation is held by the Rogers Control Trust. The information below regarding the Rogers Control Trust and the estate arrangements of the late Ted Rogers has been provided to RCI by representatives of the estate.

Prior to his death in December 2008, Ted Rogers controlled RCI through his ownership of voting shares of a private holding company. Under his estate arrangements, the voting shares of that company, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee (the Trustee) and members of the family of the late Ted Rogers are beneficiaries. As of March 15, 2011, the Rogers Control Trust and private Rogers family holding companies controlled by the Rogers Control Trust together owned 102,232,198 Class A Shares, representing approximately 90.90% of the outstanding Class A Shares, and 39,757,955 Class B Shares, representing approximately 8.97% of the outstanding Class B Shares.

The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the family of the late Ted Rogers. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit.

The governance structure of the Rogers Control Trust comprises the Control Trust Chair, the Control Trust Vice-Chair, the Trustee, and a committee of advisors appointed in accordance with the estate arrangements from among members of the Rogers family, individual trustees of a trust for the benefit of Rogers family members, and other individuals (the Advisory Committee).

The Control Trust Chair acts in effect as chief executive of the Rogers Control Trust and has responsibility under the estate arrangements as representative of the controlling shareholder to provide overall leadership to RCI on long-term strategy and direction. The Control Trust Chair’s duties also include liaising with Rogers family members and the voting of proxies in respect of the Class A Shares held by the private Rogers family holding companies. The Control Trust Chair has the duty to vote the proxies on the election of directors of RCI and to approve, disapprove or otherwise use reasonable efforts to influence other matters affecting RCI, in each case in his or her discretion subject to the obligations imposed on the Control Trust Chair under the estate arrangements and the authority of the Advisory Committee as described in more detail below. The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties. Both the Control Trust Chair and the Control Trust Vice-Chair are accountable to the Advisory Committee. Currently, Edward S. Rogers is the Control Trust Chair and Melinda M. Rogers is the Control Trust Vice-Chair.

The Control Trust Chair is obligated to vote the proxies in respect of the Class A Shares held by the private Rogers family holding companies so as to elect as directors of RCI those individuals serving from time to time as Control Trust Chair, Control Trust Vice-Chair, individual trustees of a trust for the benefit of Rogers family members, and the chief executive officer of the private Rogers family holding companies. (A substantial majority of those individuals are currently serving as directors of RCI.) The Control Trust Chair is also obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance and Nominating Committees of the RCI board (with the Control Trust Chair appointed as chair of these committees). In addition, the estate arrangements provide that the Control Trust Chair should be a senior officer of RCI, such as the chairman or deputy chairman of the board of directors of RCI, or a member of senior management of RCI.

The Advisory Committee is responsible for the appointment and removal of the Control Trust Chair and the Control Trust Vice-Chair (with preference being given to members of the Rogers family in accordance with the order of priority set out in the estate arrangements), the approval on behalf of the Rogers Control Trust of certain significant transactions affecting RCI, including any transaction that would result in a change of control of RCI or any of its material subsidiaries or the sale by any of them of all or substantially all of its assets or the acquisition by any of them of significant assets, and the imposition of conditions, if any, on the voting of proxies by the Control Trust Chair. Decisions of the Advisory Committee generally require approval by two-thirds of its members as well as the concurrence of the Trustee. The current members of the Advisory Committee are: Loretta A. Rogers, Lisa A. Rogers, Edward S. Rogers, Melinda M. Rogers, Martha L. Rogers, David A. Robinson and Ann T. Graham (Rogers family members); Alan D. Horn, Thomas I. Hull, John A. Tory and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Philip B. Lind and Peter C. Godsoe.

The Trustee is responsible for the administration of the Rogers Control Trust. Its responsibilities include appointing individuals as Control Trust Chair, Control Trust Vice-Chair and Advisory Committee members in accordance with the estate arrangements, executing proxies in favour of the Control Trust Chair, imposing conditions on the voting of proxies as directed by the Advisory Committee, and preparing reports for the Advisory Committee on the stewardship of the Control Trust Chair and the performance of the Rogers group of companies.

The Rogers Control Trust satisfies the Limits that apply to RCI and its regulated subsidiaries.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Corporation’s constating documents that an offer be made for the outstanding Class B Shares and there is no other protection available to holders of Class B Shares under the Corporation’s constating documents. If an offer is made to purchase both Class A Shares and Class B Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Shares.

Further information as to our capital structure is contained in the consolidated financial statements for the year ended December 31, 2010, Note 18.

PART 2  BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

In accordance with our Articles, the Board has set at 18 the number of directors to be elected at the meeting. All of the current directors retire at the annual general meeting but are eligible for re-election.

The Proposed Nominees

The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote for the election of the 18 proposed nominees named below. Each director elected will serve until the next annual general meeting, subject to possible earlier termination.

Ronald Duncan Besse Age: 72 Toronto, Ontario Canada Director Since: 1984 (27 years) Independent	Mr. Besse serves as President of Besseco Holdings Inc., a holding company. He was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse graduated from Ryerson University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998 and an Honorary Doctorate of Commerce in 2004. Mr. Besse is a member of the World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				7 of 7	100%	C.I. Financial Corp.
	Audit				5 of 5	100%	(TSX:CIX)
	Compensation				6 of 7	85%
	Pension				4 of 4	100%

	Combined Total				22 of 23	95%
	Skills and Experience: publishing, finance, accounting, senior executive(1), director(3)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	14,000	70,530	62,225	$5,012,161	4.0	Yes	125.3

	2011	14,000	67,265	69,650	$5,123,657	4.0	Yes	128.1

	Change	Nil	–3,265	7,425	$111,496

Charles William David Birchall Age: 68 Toronto, Ontario Canada Director Since: 2005 (6 years) Independent	Mr. Birchall serves as Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of The Institute of Chartered Accountants in England and Wales.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				7 of 7	100%	Barrick Gold Corporation
	Audit				5 of 5	100%	(TSX/NYSE:ABX)
	Finance				4 of 4	100%
	Nominating				5 of 5	100%

	Combined Total				21 of 21	100%
	Skills and Experience: mining, finance, accounting, senior executive(1), director(3)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	Nil	40,000	19,327	$2,015,764	4.0	Yes	50.4

	2011	Nil	40,000	24,095	$2,169,621	4.0	Yes	54.2

	Change	Nil	Nil	4,768	$153,857

Stephen Aaron Burch Age: 61 Owings Mills, Maryland, United States Director Since: 2010 (1 year) Independent	Mr. Burch is the Chairman of the Board of the University of Maryland Medical Systems, and has more than 30 years experience in the communications industry. From 2006 to 2007, he was the President and Chief Executive Officer of Virgin Media (formerly NTL, Inc.) in the United Kingdom. From 1987 to 2005, Mr. Burch served in various capacities at Comcast Cable Communications, most recently as President of the Atlantic Division. Mr. Burch serves on various public service boards and educational institutions. He has a JD from Gonzaga University.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				5 of 5	100%	Nil
	Audit				3 of 3	100%

	Combined Total				8 of 8	100%
	Skills and Experience: Communications, senior executive(1), director(3), public sector(6)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	Nil	Nil	Nil	Nil	4.0	n/a	n/a

	2011	Nil	Nil	2,054	$69,631	4.0	Yes(10)	1.7

	Change	Nil	Nil	2,054	$69,631

John Henry Clappison Age: 64 Toronto, Ontario Canada Director Since: 2006 (5 years) Independent	Mr. Clappison is a Corporate Director. Mr. Clappison was associated with PricewaterhouseCoopers from 1968 until his retirement in 2005. From 1990 to 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				6 of 7	85%	SunLife Financial Inc.
	Audit				5 of 5	100%	(TSX/NYSE/Other:SLF)
	Pension				4 of 4	100%	Cameco Corporation
							(TSX/NYSE:CCO)
	Combined Total				15 of 16	95%	Inmet Mining Corporation (TSX:IMN)
	Skills and Experience: accounting, finance, senior executive(1), director(3)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	Nil	1,000	11,824	$443,637	4.0	Yes	11.1

	2011	Nil	1,000	14,313	$519,031	4.0	Yes	13.0

	Change	Nil	Nil	2,489	$75,394

Peter Cowperthwaite Godsoe, O.C., O. Ont. Age: 72 Toronto, Ontario Canada Director Since: 2003 (8 years) Independent	Mr. Godsoe is a Corporate Director and has served as Lead Director of the Corporation since March 2006. Prior to December 2003, Mr. Godsoe was the Chairman and Chief Executive Officer of the Bank of Nova Scotia, a financial services company, and prior to March 2004, the Chairman of the Bank of Nova Scotia. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				7 of 7	100%	Ingersoll-Rand Company
	Finance				4 of 4	100%	Limited
	Compensation				7 of 7	100%	(NYSE:IR)
	Corporate Governance				2 of 2	100%	Onex Corporation
	Nominating				5 of 5	100%	(TSX:OCX)

	Combined Total				25 of 25	100%
	Skills and Experience: banking, finance, accounting, senior executive(1), director(3)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	Nil	28,400	37,515	$2,256,209	4.0	Yes	28.2

	2011	Nil	28,400	45,533	$2,504,057	4.0	Yes	31.3

	Change	Nil	Nil	8,018	$247,848

Alan Douglas Horn(4) Age: 59 Toronto, Ontario Canada Director Since: 2006 (5 years) Non-Independent	Mr. Horn has served as Chairman of the Board of the Corporation and President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies which control the Corporation since March 2006. Mr. Horn was Vice President, Finance and Chief Financial Officer of the Corporation from September 1996 to March 2006 and he served as President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn was Acting President and Chief Executive Officer of the Corporation from October 2008 to March 2009. Mr. Horn is a member of the Advisory Committee of the Rogers Control Trust.(5) Mr. Horn is a Chartered Accountant. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				7 of 7	100%	Fairfax Financial Holdings
	Pension Committee				4 of 4	100%	Limited
	Finance Committee				3 of 3	100%	(TSX:FFH)
							CCL Industries Inc. (TSX:CCL)
	Combined Total				14 of 14	100%
	Skills and Experience: telecommunications, finance, accounting, senior executive(1), director(3)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	46,600	1,000,000	16,972	$35,832,476	4.0	Yes	143.3

	2011	46,600	1,000,000	21,703	$36,178,810	4.0	Yes	144.7

	Change	Nil	Nil	4,731	$346,334

Thomas Ian Hull Age: 78 Toronto, Ontario Canada Director Since: 1979 (32 years) Independent	Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance brokerage firm. Mr. Hull is a member of the Advisory Committee of the Rogers Control Trust.(5) Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				7 of 7	100%	Nil
	Finance				4 of 4	100%
	Compensation				7 of 7	100%
	Corporate Governance				2 of 2	100%

	Combined Total				20 of 20	100%
	Skills and Experience: insurance, senior executive(1)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	508,400	3,100	63,705	$19,812,383	4.0	Yes	495.3

	2011	445,900	3,100	68,102	$17,944,197	4.0	Yes	448.6

	Change	–62,500	Nil	4,397	$–1,868,186

Philip Bridgman Lind, C.M. Age: 67 Toronto, Ontario Canada Director Since: 1979 (32 years) Non-Independent	Mr. Lind serves as Vice-Chairman of the Corporation and is a member of the Advisory Committee of the Rogers Control Trust.(5) Mr. Lind joined the Corporation in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of the Council for Business and the Arts, the Power Plant (Contemporary Art Gallery at Harbourfront), and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation, Friends of Vancouver Art Gallery Board and The US Cable Center, Denver. Mr. Lind holds a B.A. (Political Science and Sociology), University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				7 of 7	100%	Brookfield Asset
							Management Inc.
							(TSX/NYSE:BAM)
	Combined Total				7 of 7	100%
	Skills and Experience: cable, broadcasting, senior executive(1), director(3)

Equity Ownership: Mr. Lind is subject to share ownership guidelines in his capacity as an employee of the Corporation — See “Senior Executive Incentive and Ownership Program — (b) Share Ownership Guidelines” below

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	380,520	926	44,860	n/a	n/a	n/a	n/a

	2011	380,520	926	44,860	n/a	n/a	n/a	n/a

	Change	Nil	Nil	Nil	n/a	n/a	n/a	n/a

Isabelle Marcoux Age: 41 Montreal, Quebec Canada Director Since: Since 2008 (3 years) Independent	Ms. Marcoux has served as Transcontinental Inc.’s Vice Chair since 2007 and Vice President, Corporate Development since 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions, Legal Counsel and Assistant Secretary at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux is a member of the Board of George Weston Limited, Power Corporation of Canada, the Montreal Museum of Fine Arts and the Board of Trade of Metropolitan Montreal. Ms. Marcoux holds a B.A., Economics and Political Sciences and a B.A., Civil Law, both from McGill University.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				7 of 7	100%	Transcontinental Inc.
	Corporate Governance				2 of 2	100%	(TSX: TCL)
	Compensation				4 of 4	100%	George Weston Limited (TSX:WN)
							Power Corporation of Canada (TSX:POW)
	Combined Total				13 of 13	100%
	Skills and Experience: law, publishing, senior executive(1), director(3)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	Nil	Nil	5,637	$195,463	4.0	Yes	4.9

	2011	Nil	Nil	8,755	$296,795	4.0	Yes	7.4

	Change	Nil	Nil	3,118	$101,332

Nadir Mohamed Age: 54 Toronto, Ontario Canada Director Since: 2005 (6 years) Non-Independent	Mr. Mohamed serves as President and Chief Executive Officer of the Corporation. Mr Mohamed previously served as President and Chief Operating Officer, Communications Group of the Corporation. Mr. Mohamed joined the Corporation in August 2000 as President and Chief Operating Officer of Rogers Wireless Inc. and served as President and Chief Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005. Mr. Mohamed is also a board member of TD Bank Financial Group and Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia. Mr. Mohamed is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of British Columbia.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				7 of 7	100%	The Toronto-Dominion Bank (TSX:TD)

	Combined Total				7 of 7	100%
	Skills and Experience: telecommunications, senior executive(1), director(3)

Equity Ownership: Mr. Mohamed is subject to share ownership guidelines in his capacity as an employee of the Corporation — See “Senior Executive Incentive and Ownership Program — (b) Share Ownership Guidelines” below

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	Nil	42,567	Nil	n/a	n/a	n/a	n/a

	2011	Nil	42,567	Nil	n/a	n/a	n/a	n/a

	Change	Nil	Nil	Nil	n/a	n/a	n/a	n/a

The Honourable David Robert Peterson, P.C., Q.C. Age: 67 Toronto, Ontario Canada Director Since: 1991 (20 years) Independent	Mr. Peterson serves as Senior Partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson is Chancellor of The University of Toronto and also a director of St. Michael’s Hospital. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				7 of 7	100%	Industrielle Alliance
Pension	4 of 4	100%	Insurance and Financial
Services Inc.
(TSX:IAG)
Shoppers Drug Mart
Corporation
(TSX:SC)
Franco-Nevada Corporation (TSX:FNV)
VersaPay Corporation
(TSX Venture:VPY)
MBAC Fertilizer Corp.
(TSX:MBC)
SouthEast Group Ltd.
							(HK: 0726)
	Combined Total				11 of 11	100%

	Skills and Experience: law, senior executive(1), director(3), public sector(6)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	Nil	49,000	52,453	$3,467,168	4.0	Yes	86.7

	2011	Nil	76,900	57,988	$4,566,551	4.0	Yes	114.2

	Change	Nil	27,900	5,535	$1,099,383

Edward S. Rogers(7) Age: 41 Toronto, Ontario Canada Director Since: 1997 (14 years) Non-Independent	Mr. Rogers serves as Deputy Chairman and Executive Vice-President of the Emerging Business and Corporate Development of the Corporation and is the Control Trust Chair of the Rogers Control Trust.(5) Mr. Rogers previously served as President and Chief Executive Officer of Rogers Cable Communications Inc. from 2003 to 2009. Mr. Rogers worked for Comcast Corporation, Philadelphia from 1993 to 1996. He served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA of Rogers Cable Inc. from 1998 to 2000; and Senior Vice-President, Planning and Strategy of the Corporation from 2000 to 2002. Mr. Rogers serves on the Board of CableLabs. Mr. Rogers is the Honourary Founding Chairperson of the ONEXONE Foundation, is a board member of The Fashion for Passion Foundation and is a board member of the Toronto SickKids Foundation. Mr. Rogers holds a B.A., University of Western Ontario.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				6 of 7	85%	Nil
	Finance				4 of 4	100%
	Nominating				5 of 5	100%

	Combined Total				15 of 16	95%

	Skills and Experience: cable, telecommunications, director(3)

Equity Ownership: Mr. Rogers is subject to share ownership guidelines in his capacity as an employee of the Corporation — See ‘‘Senior Executive Incentive and Ownership Program — (b) Share Ownership Guidelines” below

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	2,000	402,590	Nil	n/a	n/a	n/a	n/a

	2011	2,000	402,590	Nil	n/a	n/a	n/a	n/a

	Change	Nil	Nil	Nil	n/a	n/a	n/a	n/a

Loretta Anne Rogers(7) Age: 71 Toronto, Ontario Canada Director Since: 1979 (32 years) Non-Independent	Mrs. Rogers serves as a Corporate Director and is a member of the Advisory Committee of the Rogers Control Trust.(5) Mrs. Rogers is President of the Canadian Lyford Cay Foundation and a member of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the University Health Network Foundation. Mrs. Rogers holds a B.A., University of Miami, an honourary Doctorate of Laws, University of Western Ontario, and an honourary Doctor of Laws, Ryerson University.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				7 of 7	100%	Nil

	Combined Total				7 of 7	100%

	Skills and Experience: director(3)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	2,000	106,530	43,198	$5,150,400	4.0	Yes	128.8

	2011	2,000	99,075	48,230	$5,055,374	4.0	Yes	126.4

	Change	Nil	–7,455	5,032	$–95,026

Martha Loretta Rogers(7) Age: 38 Toronto, Ontario Canada Director Since: 2008 (3 years) Non-Independent	Ms. Rogers is a member of the Advisory Committee of the Rogers Control Trust.(5) She holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards including as Chair of The Rogers Foundation, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. Ms. Rogers is a Director of the Canadian Lyford Cay Foundation and is on the Board of Trustees of The Bishop Strachan School (BSS).

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				6 of 7	85%	Nil
	Pension				3 of 4	75%

	Combined Total				9 of 11	80%

	Skills and Experience: director(3)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	200	602,210	3,873	$20,399,525	4.0	Yes	510.0

	2011	200	602,210	7,578	$20,630,602	4.0	Yes	515.8

	Change	Nil	Nil	3,705	$231,078

Melinda Mary Rogers(7) Age: 40 Toronto, Ontario Canada Director Since: 2002 (9 years) Non-Independent	Ms. Rogers has served as Senior Vice-President, Strategy and Development of the Corporation, since October 2006. Ms. Rogers is the Control Trust Vice-Chair and a member of the Advisory Committee of the Rogers Control Trust.(5) Ms. Rogers also serves as Chairman of the Jays Care Foundation and is a director of The Governing Council of the University of Toronto and iBahn Corporation. Ms. Rogers served as Vice President, Venture Investments from 2000 to 2004 and Vice President, Strategic Planning and Venture Investments from 2004 to 2006. Prior to joining RCI, Ms. Rogers was a Product Manager for At Home Corporation, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario and an M.B.A., University of Toronto.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				7 of 7	100%	Nil
	Nominating				5 of 5	100%
	Pension				2 of 4	50%
	Finance				4 of 4	100%

	Combined Total				18 of 20	90%

	Skills and Experience: telecommunications, finance, director(3)

	Equity Ownership: Ms. Rogers is subject to share ownership guidelines in her capacity as an employee of the Corporation

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	200	603,960	Nil	n/a	n/a	n/a	n/a

	2011	200	603,960	Nil	n/a	n/a	n/a	n/a

	Change	Nil	Nil	Nil	n/a	n/a	n/a	n/a

William Tate Schleyer Age: 59 Rye Beach, New Hampshire, United States of America Director Since: 1998 (13 years) Independent	Mr. Schleyer serves as a Corporate Director. Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. Mr. Schleyer served as Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, from January 2003 to February 2007. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard Business School.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				6 of 7	85%	CRA International, Inc.
	Compensation				6 of 7	85%	(NASDAQ:CRAI)

	Combined Total				12 of 14	85%

	Skills and Experience: cable, telecommunications, senior executive(1), director(3)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	Nil	104,000	41,401	$4,934,140	4.0	Yes	123.4

	2011	Nil	114,000	46,929	$5,446,373	4.0	Yes	136.2

	Change	Nil	10,000	5,528	$512,233

John H. Tory(8) Age: 56 Toronto, Ontario Canada Director Since: 2010 (1 year) Independent	Mr. Tory is a Corporate Director, and a member of the Advisory Committee of the Rogers Control Trust.(5) He served as a Member of Provincial Parliament and Leader of the Official Opposition in Ontario. Previous to that he was President & CEO of Rogers Media Inc. (1995-1999) and Rogers Cable Inc. (1999-2003). He was a managing partner of the law firm Torys LLP before joining Rogers. He is Chair of the Greater Toronto Civic Action Alliance (formerly Toronto City Summit Alliance), a broadcaster and is active in numerous charitable and community organizations.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				5 of 5	100%	Metro Inc.
	Corporate Governance				1 of 1	100%	(TSX:MRUA)
	Nominating				1 of 1	100%

	Combined Total				7 of 7	100%

	Skills and Experience: communications, senior executive(1), director(3), law, public sector(6)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	7,812	114,000	Nil	$4,103,849	4.0	n/a	n/a

	2011	7,812	114,000	2,054	$4,197,203	4.0	Yes	104.9

	Change	Nil	Nil	2,054	$93,354

Colin de la Court Watson(9) Age: 69 Toronto, Ontario Canada Director Since: 2004 (7 years) Independent	Mr. Watson is a Corporate Director. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as various officers, including Vice Chairman, President and Chief Executive Officer and Vice Chairman and Chief Executive Officer of Spar Aerospace Limited, an aviation services firm from 1996 to January 2002. Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson holds a B.A.Sc. (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				7 of 7	100%	Vector Aerospace
	Audit				5 of 5	100%	Corporation (TSX:RNO) SL Split Corp (TSX:SLS) NorthStar Aerospace Inc. (TSX:NAS) Louisiana-Pacific Corporation (NYSE:LPX)
	Combined Total				12 of 12	100%

	Skills and Experience: aviation, senior executive(1), director(3)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2010 Cash Retainer

	2010	250,000	Nil	9,545	$8,935,973	4.0	Yes	223.4

	2011	243,500	Nil	11,950	$8,886,210	4.0	Yes	222.2

	Change	-6,500	Nil	2,405	$-49,763

Notes:

(1)	Senior officer or Chair of the Board of a major organization.

(2)	Equity at Risk is determined by adding the value of Class A Shares, Class B Shares and DSUs beneficially owned. Certain directors have control or direction over Class B shares which are not reported here as they are not included in the determination of Equity at Risk. The value of the Class A Shares and Class B Shares is determined with reference to the closing price for those shares on the Toronto Stock Exchange on March 15, 2011, which was $34.83 and $33.82, respectively. The value of DSUs is the fair market value of a DSU on March 15, 2011, calculated based on the weighted average trading price of the Class B Shares on the Toronto Stock Exchange for the five trading days before March 15, 2011 which was $33.90. For purposes of 2010, Equity at Risk was calculated using the value of the Class A Shares and Class B Shares determined on March 8, 2010, which was $34.42 and $33.64, respectively, and using the fair market value of a DSU calculated based on the weighted average trading price of the Class B Shares on the Toronto Stock Exchange for the five trading days before March 8, 2010, which was $34.675.

(3)	Director of another major public, private or non-profit organization.

(4)	Mr. Horn was a director of AT&T Canada Inc., as a representative of the Corporation, when it filed for protection from its creditors in October 2002.

(5)	Voting control of the Corporation is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders”, above.

(6)	Including crown corporations and educational institutions.

(7)	Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers and Melinda M. Rogers are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders”.

(8)	Mr. Tory was a director of Charter Communications Inc. when it filed for protection from its creditors in 2009.

(9)	Mr. Watson was a director of Cygnal Technologies Corporation. On November 14, 2007 Cygnal Technologies obtained an order from the Ontario Superior Court of Justice granting it relief under the Companies’ Creditors Arrangement Act.

(10)	Mr. Burch has 5 years to attain the required ownership. For additional information, please see “Share Ownership Guidelines”.

Each of the proposed nominees is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

APPOINTMENT OF AUDITORS

Management proposes that KPMG LLP be re-appointed as auditors of the Corporation. The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote for the appointment of KPMG LLP as auditors to act until the next annual general meeting.

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

Auditors’ Fees

	2010	2009

Audit Fees(1)	$7,892,753	$7,256,109
Audit-related Fees(2)	363,375	446,625
Tax Fees(3)	1,410,326	1,473,710
All Other Fees(4)	1,140,305	572,570

Total	$10,806,759	$9,749,014

Notes:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to the audited financial statements and procedures on adoption of International Financial Reporting Standards (IFRS).

(2)	Consist mainly of advice relating to compliance with pension plan audits and other specified procedures engagements.

(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.

(4)	Consist mainly of fees for operational advisory and risk management services and French translation of certain filings with regulatory authorities.

PART 3  EXECUTIVE COMPENSATION

This part of the Proxy Circular explains how the Corporation’s executive compensation programs are designed and operated, and is organized as follows:

1. Compensation Discussion & Analysis, which describes the philosophy, design and governance of programs, and decisions made in 2010;

2. Performance Graph comparing returns on the Corporations shares relative to the TSX index and an index on NEO total direct compensation;

3. Summary Compensation Table;

4. Incentive Plan Awards disclosure;

5. Pension Plan Benefits disclosure; and

6. Termination and Change of Control Benefits disclosure.

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion and Analysis (the CD&A) describes and explains the Corporation’s compensation philosophy and objectives and the significant elements of compensation of the Corporation’s named executive officers (the NEOs) during the 2010 financial year.

Named Executive Officers

The NEOs for 2010 were:

•	Nadir Mohamed, President and Chief Executive Officer (CEO)

•	William W. Linton, Executive Vice President, Finance and Chief Financial Officer (CFO)

•	Robert W. Bruce, President, Communications

•	Keith Pelley, President, Media

•	Tony Viner, former President, Media (resigned effective December 31, 2010)

Executive Compensation Philosophy and Objectives

The Corporation fosters a “pay for performance” culture by placing significant emphasis on incentive compensation for its executives.

The primary objectives of our executive compensation programs are:

•	to attract, motivate and retain talented executives in a competitive environment;

•	to reward strong performance over both the short and long term;

•	to strengthen the connection between management’s interests and those of shareholders by aligning performance conditions in incentive plans and ownership expectations with the Corporation’s objectives and with the enhancement of shareholder value; and

•	to encourage long-term career commitment to the Corporation, including the retention of high performing executives.

Different performance measures are used for the Corporation’s annual and long-term incentive plans in order to balance the objectives that facilitate annual growth and those that reward the creation of long-term shareholder value. The use of customer satisfaction performance measures, in addition to financial measures, to determine awards under the Corporation’s Annual

Incentive Plan reflects the Corporation’s commitment to keeping executives focused on the importance of creating and maintaining customer loyalty.

The Compensation Committee’s decisions about executive compensation policies and practices are made within the context of the Corporation’s goals of continuing to be an industry leading, high-performing communications company with a superior performance-driven employee culture and commitment to customer satisfaction. To this end, the Compensation Committee’s mandate is to oversee management in the attraction and retention of talented and highly motivated people that will excel in a fast-paced and challenging environment.

Compensation Committee

The Compensation Committee is responsible for assisting the Board in its oversight of the compensation, development and succession of the Corporation’s executives. (See “Statement of Corporate Governance Practices — Compensation”, below.) The Compensation Committee consists of five independent directors. The members of the Compensation Committee in 2010 were: Thomas I. Hull (Chairman), Ronald D. Besse, Peter C. Godsoe, O.C., Isabelle Marcoux and William T. Schleyer. John A. Tory, Q.C. served on the Committee until his retirement from the Board on April 29, 2010. The Compensation Committee receives assistance from the sources described below in order to fulfill its responsibilities.

The Compensation Committee met seven times during 2010. The Chair of the Board and members of management, including the CEO, attended the meetings at the invitation of the Chair of the Compensation Committee as did the Compensation Committee’s independent advisor, Hugessen Consulting Inc. (Hugessen). Generally, there is an in camera session without management or the independent advisor present at the beginning and end of every Compensation Committee meeting and final approval of resolutions is made at the in camera sessions at the end of meetings.

During 2010, the Compensation Committee:

•	completed a review of executive compensation policies and programs in light of changes in the Corporation’s leadership as well as external factors including the Corporation’s business environment, regulatory requirements, and evolving best practices. For a complete description of the review, including decisions made by the Committee in response to review findings, please see Executive Compensation Review.

•	oversaw the introduction of a performance share unit (PSU) incentive program for the CEO and other senior executives

•	reviewed and approved annual performance assessments and compensation submitted by the CEO for other senior executives;

•	reviewed and approved the compensation arrangements proposed by the CEO for new senior executives;

•	reviewed the performance of the CEO and recommended the approval of his compensation to the Board

•	stress-tested compensation of the NEOs by reviewing the total realizable value of equity held by each respective officer and potential payouts under various change of control and termination scenarios;

In 2011, the Compensation Committee:

•	reviewed the extent to which performance measures for 2010 were achieved;

•	assessed the performance of the NEOs and recommended compensation to the Board based on performance for 2010;

•	continued to work with management to review executive compensation policies and programs; and

•	is working with management to review succession plans.

For a more thorough understanding of the practices and policy decisions made by the Compensation Committee in 2010, including an explanation of the rationale behind those decisions, this description of the Compensation Committee’s activities should be read in conjunction with the other sections of this CD&A.

Committee’s Independent Compensation Advisor and Other Consultants

The Compensation Committee has engaged Hugessen to act as its independent advisor. See “Statement of Corporate Governance Practices — Compensation — Advisors to the Committee” below. Hugessen provides no other services to the Corporation. Hugessen is directly retained and instructed by and reports to the Compensation Committee.

Management engages Towers Watson from time to time to provide compensation consulting and services in developing recommendations for the Compensation Committee’s review and approval. Towers Watson provided no other services to the Corporation during 2010. Fees paid to consultants for their services in this capacity are listed below:

	Fees for Services	Fees for Services
Advisor	Performed in 2009	Performed in 2010
Hugessen Consulting Inc.	$430,000	$291,572

Towers Watson	$410,000	$108,556

The decisions made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations in addition to the information and recommendations from Hugessen and the information from Towers Watson.

Input from Management

The Compensation Committee has engaged in active discussions with, and considered recommendations from, the CEO concerning: (i) appropriate base salary levels and internal pay equity among executives, (ii) who should participate in the incentive programs and at what levels, (iii) which performance metrics should be used for different operational groups, (iv) the determination of performance targets, as well as individual goals and initiatives for the coming year, where applicable, and (v) whether and to what extent criteria for the previous year have been achieved. The Compensation Committee has also considered recommendations from the CEO as to appropriate equity grant levels for the NEOs and other executives. The Corporation’s Senior Vice-President and Chief Human Resources Officer has been involved in the compensation-setting process through the preparation of information for the Compensation Committee, which includes the recommendations of the CEO discussed above. The Compensation Committee then seeks input from Hugessen in reviewing such recommendations.

2010 Executive Compensation Review

During 2010, the Committee undertook a complete review of executive compensation practices and policies to ensure continued alignment with competitive practices, taking into consideration the Corporation’s business environment. This initiative reviewed the following:

•	Compensation philosophy and framework including pay and performance peer group(s) and positioning of pay

•	Target compensation and mix of pay

•	Annual short-term variable and long term incentive plans including choice of performance measures and payout opportunities

•	Retirement arrangements, including supplemental executive retirement plans

•	Perquisites and other benefits

•	Severance policies

•	Share ownership guidelines

As a result of this review, the Committee determined it was appropriate to revise the Corporation’s approach to executive compensation, including:

•	Peer group(s)

•	Positioning of pay relative to pay and performance levels of comparators

•	Introduction of a performance share unit (PSU) program as part of the long-term incentive component of compensation

Peer Group(s)

As noted above, the Committee reviewed the peer group(s) used by the Corporation to benchmark executive compensation. Based on that review, the Committee identified a group of large Canadian companies that are comparable to the Corporation in size and scope. These companies represent the primary group of companies (“primary peer group”) that are used by the Corporation to determine compensation for its executives, including the NEOs. The primary peer group for 2010 is composed of the 15 largest Canadian public companies with revenues of less than $25 billion which participate in the third party surveys used by the Corporation. Additionally, some companies were removed from the list to avoid overweighting of the peer group by any particular industry (e.g., financial services).

Primary Peer Group
Agrium	Husky Energy
Bank of Montreal	Imperial Oil
Barrick Gold	Research in Motion
BCE	Talisman Energy
Bombardier	TELUS
Canadian Natural Resources	Teck Resources
Canadian Tire	TransCanada
Enbridge

The Corporation also monitors a select group of North American telecommunication companies, which are used on an as-needed basis for pay and performance assessment purposes.

North American Telecommunication Peers
BCE Inc.	Dish Network
TELUS	Liberty Global
Quebecor	Qwest Communications
Shaw Communications	Telephone & Data Systems
Cablevision System Corp	Time Warner
Directv Group

Positioning of Executive Compensation

Prior to 2010, the Compensation Committee did not position executive compensation at a specific level in relation to the compensation paid by selected peer companies, though to make informed decisions the Committee did take into account the executive pay levels and practices of these companies.

In 2010, the Compensation Committee adopted a policy of generally positioning the total direct compensation of the NEOs around the median of the primary peer group, with the incentive programs being designed so that total direct compensation levels are in the top quartile among the peer group when performance is also top quartile.

Business judgment, including consideration of the Corporation’s internal hierarchy, the individual’s qualifications, experience, performance and contribution, are considered to avoid an entirely “mechanical” process of setting each position’s pay.

Components of Compensation

The principal components of the Corporation’s 2010 NEO compensation program are described below:

Compensation Element	Purpose	Plan Description
Fixed Compensation

Base Salary	Attract and Retain Exceptional Talent	NEO’s are provided with a pre-determined base salary consistent with their role and responsibilities. Salary is a market-competitive, fixed level of annual compensation, which recognizes each NEO’s contributions to the organization.

Benefits and Perquisites	Attract and Retain Exceptional Talent	Competitive benefits and perquisites are provided consistent with other senior executives in the organization and are provided to attract and retain top talent. Perquisites are limited and with the exception of the CEO, do not exceed $50,000.

Retirement Arrangements	Attract and Retain Exceptional Talent	NEO’s are eligible to participate in the Corporation’s Defined Benefit Plan, which provides competitive compensation for executives following retirement. In addition, certain executives (including the NEOs) are eligible to participate in a defined benefit supplemental retirement plan that provides benefits in excess of those provided in the Rogers Defined Benefit Pension Plan. Competitive retirement arrangements ensure that Rogers is able to attract the necessary talent to achieve corporate objectives.

Performance Based /At-Risk Compensation

Annual Incentives

Annual Incentive Plan	Motivate and reward performance on an annual basis	Senior executives (including the NEOs) participate in Rogers annual incentive plan, which provides for annual payouts based on performance against key measures of corporate performance. For 2010 these measures included Adjusted Operating Profit, Revenue Growth and Customer Experience.

See “Annual Incentives” (below) for details regarding 2010 performance targets and performance measurement.

Long-Term Incentives

Performance Stock Options	Attract and retain exceptional talent Motivate executives to achieve long-term objectives	Certain executives (including the NEOs) may receive a portion of their long-term incentive award in performance stock options. These awards ensure that employees are well-aligned with the long-term interests of the organization. These awards will only vest based on the achievement of pre-determined performance criteria and appreciate in value based on increases in the value of the Corporation’s Common Shares.

	Align executive and Shareholder interests	A Stock Appreciation Right (SAR) is also granted in tandem with an option and is cancelled when options are exercised. Conversely, an option is cancelled when a SAR is exercised.

Performance Share Units	Attract and retain exceptional talent Motivate executives to achieve long-term objectives Align executive and Shareholder interests	The Performance Share Unit Program was introduced in 2010 to provide a competitive long-term incentive opportunity to executives (including the NEOs) based on performance over a three year performance period. Awards will vest based on the achievement of pre-determined annual and cumulative Free Cash Flow performance targets over a three year period. These awards are consistent with Rogers’ pay for performance philosophy and ensure executives’ continued commitment to the achievement of long-term corporate objectives.

Reflecting the Corporation’s commitment to connecting pay with performance, variable compensation constitutes the majority of NEO compensation and the Corporation’s financial and business results strongly influence executive compensation decisions. In 2010 the proportion of variable to fixed compensation varied among the NEOs, as shown in the following chart.(1)

Note:

(1)	Mr. Pelley’s fixed compensation includes his signing bonus and his variable and long-term compensation includes the RSUs and DSUs granted to him on commencement of employment. See Summary Compensation Table.

In determining the appropriate mix of pay for its NEOs, the Compensation Committee considers, among other things, the individual skills, qualifications, ability, retention risk, experience and performance of the particular NEO. The mix may change from year to year depending on performance under the incentive plans discussed below under “Annual Incentive Plan” and “Long-term Incentives”. As part of determining the appropriate mix, the Corporation also reviews the practices of direct peer companies such as BCE and Telus.

The Compensation Committee’s process for determining compensation also includes a review of the value of each element of compensation that the NEO could potentially receive, under various scenarios including continuing employment, termination and retirement. This review includes all aspects of the NEOs’ cash compensation, the future value of equity awards under varying stock price assumptions (and including, as applicable, the impact of accelerated vesting) and the value of any deferred compensation. The purpose of the analysis is to allow the Compensation Committee to understand how each element of compensation interacts with the other elements and how current compensation decisions may affect future total compensation.

Base Salary

Base salary provides the executive with fixed compensation that reflects the market value of a position and the skills and experience of the NEO. While comparable positions in peer companies are considered when setting NEO base salaries, the Compensation Committee does not set base salaries at a particular percentile of market. Salary levels are adjusted by assessing the NEO’s sustained performance, by reference to levels of compensation for other positions within the Corporation and by the Compensation Committee’s judgment of general executive compensation trends. Base salaries are reviewed annually and adjusted if considered appropriate by the Compensation Committee.

Benefits and Perquisites

The Corporation currently provides an executive allowance to NEOs. No other perquisites are provided other than an executive disability insurance plan that provides coverage for the amount of the NEOs’ salary above the amount covered by the general disability plan. Except in the case of Nadir Mohamed, such perquisites are not worth more than $50,000 per year. As part of its 2010 review, the Committee determined that the limited perquisites provided to its NEOs are consistent with the broader market.

The NEOs, along with all other employees of the Corporation, can participate in the Employee Share Accumulation Plan (Employee Plan). The terms of the Employee Plan are described below under “Summary of Equity-Based Incentive Plans — Employee Share Accumulation Plan”.

Retirement and other Post Employment Arrangements

Retirement and other post-employment arrangements are part of each NEO’s compensation mix in order to provide the NEO with a reasonable level of income following retirement or termination of their employment. The NEOs participate in the Corporation’s defined benefit plan, as do other employees of the Corporation and its affiliates. Certain senior executives participate in a defined benefit supplemental executive retirement plan that provides benefits in excess of those provided in the Rogers Defined Benefit Pension Plan as a result of the limits under the Income Tax Act (Canada). (See “Pension Plan Benefits” below). NEOs also have certain post-employment benefits and supplemental pension entitlements under their employment agreements as described under “Termination and Change of Control Benefits” below.

Annual Incentive Plan

The Corporation’s Annual Incentive Plan provides executives with variable compensation based on the achievement of performance goals. The Corporation’s executive officers are eligible for annual incentive awards under the Annual Incentive Plan that are designed to provide annual cash bonuses based on achieving pre-established performance goals approved annually by the Compensation Committee. At the start of each year, a percentage of an executive’s base salary is set as a target award based on specific financial and strategic goals. Adjustments may be made by the Compensation Committee, at its discretion, from time to time to reflect changes in the Corporation’s financial plan or operating environment.

As part of the Senior Executive Incentive and Ownership Program, to the extent an eligible NEO has not satisfied certain share ownership guidelines, the NEO is required to defer any annual cash bonus under the Annual Incentive Plan in excess of 100% of target in the form of Restricted Share Units (RSUs). The program also allows an eligible NEO to elect to defer all or any portion of any annual cash bonus in the form of RSUs or Deferred Share Units (DSUs). (See “Senior Executive Incentive and Ownership Program — (c) Annual Incentive Deferral” below.).

For 2010, the following annual incentive targets, as percentages of base salary, were approved for each eligible NEO:

Target Bonus
NEOs	(% of salary)
Nadir Mohamed	125%

Bill Linton	125%

Rob Bruce	100%

Keith Pelley	100%

Tony Viner	100%

The Committee does not position target bonus opportunities at a specific percentile of the market. However, as part of its 2010 review, the Committee reviewed the competitiveness of these target bonus opportunities and determined that, along with other elements of NEO compensation, they were appropriate to deliver total compensation at the median of its peers. Thus 2010 target bonus opportunities remained consistent with 2009 levels. The following diagram illustrates the annual incentive plan design and payout opportunities:

At the beginning of the year, the Compensation Committee determined the performance criteria to be used for awarding annual cash bonuses and the various weightings to be applied to those criteria, in consultation with the CEO. These criteria were selected to reflect the key financial measures expected to demonstrate profit based on operating performance, market performance and capital investment for future returns. In order to strengthen the connection between NEO compensation and the Corporation’s performance, all of the eligible NEO’s annual cash bonuses are tied to these criteria and are not affected by personal performance measures. The criteria, which include financial and customer experience criteria, and their weightings are shown in the table below.

	Weighting
	(for Nadir Mohamed,	Weighting
	Bill Linton and	(for Keith Pelley
TARGETS	Rob Bruce)	and Tony Viner)
Financial Criteria	75%	30%

Adjusted Operating Profit	50%	20%

Revenue	15%	6%

Capex	10%	4%

Customer Experience Criteria	25%	10%

Media Adjusted Operating Profit	n/a	60%

Performance goals for the various metrics are based on the Corporation’s financial plan and customer experience plans. Goals are established based on a review of prior period performance, relative performance of peer companies and forecasted economic conditions and a risk assessment. The Compensation Committee has determined that if a performance goal is achieved, 100%

of the target award value is appropriate for that goal. When the Corporation’s performance exceeds a goal, executives generally receive proportionally greater payouts, as discussed below. Conversely, when the Corporation’s performance is below the goals, executives receive proportionally lower or no payouts.

The Compensation Committee approves minimum, target, maximum and stretch performance goals. Payouts are made on a linear scale of 0% to up to 300% between these goals. The table below shows the target goals for each of the financial metrics, the minimum, maximum and stretch goals related to those metrics, the actual results for 2010 and annual incentive payout percentages for 2010. As mentioned above, target goals reflect our financial budgets for the year. Maximum targets are established to incent expected high level of performance. It has also been our practice to use stretch targets to recognize breakthrough achievement by rewarding performance in excess of what is reasonably expected in the market. The stretch target is viewed as a key differentiator and is not as achievable over the long term on a consistent basis.

	Minimum		Target		Maximum		Stretch

		Payout		Payout		Payout		Payout
		(% of		(% of		(% of		(% of		2010
		Target		Target		Target		Target	2010(3)	Payout
Financial Metrics	Goal	Bonus)	Goal	Bonus)	Goal	Bonus)	Goal	Bonus)	Results	Percentage
Adjusted Operating Profit(1)	$4.388b	0%	$4.592b	100%	$4.822b	200%	$5.051b	300%	$4.628b	115%

Revenue	$11.509b	0%	$11.865b	100%	$12.221b	200%	$12.577b	300%	$11.787b	78%

Capex(2)	>$1.757b	0%	$1.757b	100%	$1.669b	200%	$1.581b	300%	$1.706b	158%

Media adjusted Operating Profit	$106.6m	0%	$133.2m	100%	$159.9m	200%	N/A	N/A	$146.0m	150%

Notes:

(1)	Adjusted operating profit does not have any standardized meaning according to GAAP. The Corporation calculates adjusted operating profit from the Corporation’s 2010 audited consolidated financial statements by taking net income, adding back depreciation and amortization, interest expense, income taxes and non-operating items, which include impairment losses on goodwill, intangible assets and other long-term assets, foreign exchange gains (losses), loss on repayment of long-term debt, change in fair value of derivative instruments, other income, stock based compensation expense and one time charges. See the section entitled “Supplementary Information: Non-GAAP calculations” of Management’s Discussion and Analysis (MD&A) in the Corporation’s 2010 Annual Report for further details and a reconciliation of adjusted operating profit to net income.

(2)	Capital expenditures (“Capex”) is a standard GAAP term and is also referred to as Additions to Plant, Property & Equipment or PP&E Expenditures in the Corporation’s 2010 Annual Report. Any spending in excess of budget disqualifies any payout under that component.

(3)	Adjustments to certain 2010 results and targets were approved by the Compensation Committee for incentive compensation purposes. This table reflects the adjusted amounts. See discussion below.

In addition to the financial performance metrics described above, annual incentive payouts are determined based on customer experience metrics. The Corporation does not disclose customer experience metrics because they are competitively sensitive. The Corporation makes a considerable investment to collect and measure this information and uses the information to determine how to improve and grow its business, as well as to incent its executives. Competitors could similarly use the information to compete more effectively with the Corporation. Therefore, publicly disclosing the information would be seriously prejudicial to the Corporation’s interests.

For 2010, 25% of the AIP payout is based upon these customer experience metrics in the case of Mr. Mohamed, Mr. Linton and Mr. Bruce. In the case of Mr. Pelley and Mr. Viner, 10% of the AIP payout is based upon the customer experience metrics. The Committee sets the performance goals related to customer experience metrics on a basis that achievement of 100% payout in relation to those goals will be reasonably attainable with focused effort and will represent an improvement from the prior year’s achievements under the Annual Incentive Plan.

The following conditions also apply to payouts under the Annual Incentive Plan:

•	in order for there to be any payouts at all under the Annual Incentive Plan, the Corporation’s adjusted operating profit minimum performance threshold must be met;

•	the minimum threshold must be attained on all criteria in order for the stretch achievement to be attained on any single criteria; and

•	the payout of up to 300% for a stretch target applies only to individual financial criteria and the combined result for all criteria is subject to the maximum payout of 200% of target bonus, unless recommended by the CEO and approved by the Compensation Committee for a specific business purpose.

As noted above, adjustments may be made by the Compensation Committee, at its discretion, from time to time to reflect changes in the Corporation’s financial plan or operating environment. In 2010, the Compensation Committee approved: (i) a reduction of $25 million in adjusted operating profit results to reflect a prior period adjustment (see our 2010 Annual Report); and (ii) the capex target was reduced by $209 million and the capex results were reduced by $133.1 million to exclude a capital project that was rescheduled. Media’s operating profit was adjusted by $11.3 million to exclude the results of certain acquisitions made during the year. The Compensation Committee accepted the recommendation of our CEO to reduce the payout for employees at the vice president level or higher to 100% of target, based on an overall assessment of the Corporation’s operating and financial performance. For Media employees at the vice president level or higher, the portion of their annual incentive attributable to RCI results was capped at 100%. The payout would have otherwise been 117% of target. The Committee accepted the same recommendation for the CEO’s annual incentive.

Long-Term Incentives

As part of the 2010 executive compensation review, Rogers long-term incentive programs were reviewed for continued appropriateness. The Corporation has both a stock option plan and a RSU plan in place for meeting its long-term incentive goals (see “Stock Option Plans” and “Restricted Share Unit Plan”, below). Key employees with salaries in excess of $150,000, including the eligible NEOs, and the top 20% performers at the director level (and below $150,000 salary), were eligible to participate in these plans.

As part of its review, the Committee determined that the objectives of the long-term incentive program could be better met by awarding a combination of stock options and performance share units (PSUs) to members of the senior leadership team, including the NEOs. These vehicles are intended to strengthen the alignment between the interests of executives and shareholders by providing incentives based on performance measures that historically have been associated with increasing long-term shareholder value at the Corporation. As noted above, a material portion of the eligible NEOs’ total direct compensation opportunities are in the form of long-term incentives, consistent with the Corporation’s compensation philosophy.

In 2010, the eligible NEOs received their long-term incentive awards in the form of performance contingent options (50% of the total award) and performance share units (50%), as described below under “Senior Executive Incentive and Ownership Program”. The following table illustrates the long-term incentive pay mix for eligible executive levels

	Performance	Performance	Time-Vesting	Restricted
Executive Level	Stock Options	Share Units	Stock Options	Share Units
NEOs and Key Executives	50%	50%	Not granted	(1)

All other participants	Not granted	Not granted	(2)	(2)

Notes:

(1)	Certain NEOs and senior executives were also awarded RSUs in furtherance of retention arrangements. See Summary Compensation Table.

(2)	All other participants can elect to receive their LTI awards based on the following mix: (1) 50% RSUs and 50% stock options, (2) 75% RSUs and 25% stock options, or (3) 100% RSUs.

Senior Executive Incentive and Ownership Program

To further strengthen the link between the compensation of the Corporation’s NEOs and other senior executives and the long-term interests of shareholders, the Corporation has a Senior Executive Incentive and Ownership Program. This program has three main components: performance contingent options, share ownership guidelines and an annual incentive award deferral feature. Participation is limited to the CEO and certain executives reporting directly to him or her and certain other executives in key leadership roles, including all NEOs.

The main features of the program are described below.

(a)	Performance Contingent Options

Participants in the Senior Executive Incentive and Ownership Program, including the eligible NEOs, receive long-term incentive awards, allocated 50% to performance contingent options and tandem share appreciation rights and 50% to RSUs. Except as described below, the terms of these options and share appreciation rights are the same as those disclosed under “Summary of Equity-Based Incentive Plans” below. In order for the options to vest, in addition to a time-vesting requirement, pre-established share price performance targets must be met. Key provisions of the program include:

•	options have a seven-year term (prior to 2005 options were generally granted with a ten-year term);

•	options vest based on time (25% per year) provided the share price targets are met at the relevant annual vesting dates or at any time thereafter during the term of the option;

•	in order for the performance target to be met, the market price of a Class B Share, based on the weighted average price of a Class B Share on the Toronto Stock Exchange (the TSX) for the five trading days prior to the option grant date, must increase by 5% per year compounded annually for each of the four years following the date of the grant; and

•	the actual performance is measured based on the weighted average price of a Class B Share on the TSX for the twenty days prior to the anniversary of the grant date or for any period of twenty trading days thereafter.

Option grants made to the eligible NEOs in 2010 are disclosed under “Option Based Awards” in the Summary Compensation Table below. No options under any option-based award granted previously were amended, cancelled, replaced or significantly modified in 2010.

Typically, at the beginning of each fiscal year, the Compensation Committee approves a schedule that sets out the number of stock options to be granted to each eligible NEO. In setting this schedule, and with the exception of the CEO’s stock option grant, the Compensation Committee receives recommendations from the CEO and reviews these recommendations with Hugessen. Typically, the Compensation Committee does not take previous grants or payouts of equity or length of service into account when setting new grants. The Compensation Committee may, in cases of exemplary individual performance during the year, a new hire or a promotion, approve an award in excess of the targeted annual award based on their assessment of the rationale provided by the CEO.

(b)	Performance Share Units

Consistent with the Corporation’s pay for performance philosophy, the Performance Share Unit program (“PSU program”) provides a long-term incentive opportunity which eligible executives can earn based on performance against pre-determined performance measures over a three-year performance period. For the 2010-2012 period, the Committee determined that performance would be measured against pre-determined Free Cash Flow targets, which is an important measure for evaluating management’s ability to generate cash flow necessary to fund operations on a sustainable basis. For the purposes of this plan, Free Cash Flow is defined as Adjusted Operating Profit less capital expenditures, as reported above under Annual Incentive Plan. Eligible executives receive 50% of their target long-term incentive opportunity in share units pursuant to the Restricted Share Unit Plan at the beginning of the performance period. Where dividends are issued on the underlying common shares of the Corporation, additional units will be credited to unit holders equal to the value of the dividend. The eventual value of this award is determined at the end of the three-year performance cycle based on the following:

•	50% of the award based on actual Free Cash Flow performance against target for each year (each year is weighted 16.6%) in the three-year performance cycle; and

•	50% of the award based on actual Free Cash Flow performance against a 3-year cumulative target

The number of units that vest and are paid at the end of 3 years can range from a minimum of 50% to a maximum of 150% of the target number of units granted based on the Company’s actual performance against Free Cash Flow targets.

Threshold and maximum performance levels as a multiple of target differ for 1-year and 3-year cumulative targets reflecting the greater predictability of one year performance versus 3 year cumulative performance. Payouts for performance between threshold and maximum will be interpolated on a straight-line basis.

As of the date of this circular, one year of the 2010-2012 performance cycle was completed. In February 2011, the Committee reviewed the company’s performance against its 2010 annual

Free Cash Flow Target of $2.835 billion. Free Cash Flow for 2010 was $2.922 billion, resulting in a vesting of 110% times target under the first annual performance measure. The remainder of the 2010 grant may vest dependant upon performance against annual Free Cash Flow targets in 2011, 2012 and for the cumulative three-year period from 2010 — 2012.

In light of the challenges associated in forecasting financial reporting-based measures, management or the Board may initiate a review of targets for outstanding awards where unexpected and material external events (e.g., a major acquisition) have occurred such that existing targets may no longer represent appropriate goals. Where changes are approved by the Committee, the targets for outstanding awards will be revised to reflect the adjustments (up or down).

(c)	Share Ownership Guidelines

The share ownership guidelines under the Senior Executive Incentive and Ownership Program are designed to link the interests of executive officers to those of our shareholders by encouraging them to hold an ownership position in the Corporation’s shares. Guidelines must be met within five years. The share ownership of individual NEOs is reviewed annually and the participating NEOs currently exceed these ownership guidelines. The guidelines and each participating NEO’s current share ownership are set out below.

							Vested but
	Required	Ownership	Class A	Class B			Unexercised Options
	Ownership	Requirement	Shares	Shares	RSUs	DSUs			Equity(1)	Meets
Name	Levels	($)	(#)	(#)	(#)	(#)	(#)	($)	($)	Requirement
Nadir Mohamed	5.0 x annual base salary	$6,000,000	0	44,712	458,390	0	492,274	5,447,859	22,499,437	Yes

Bill Linton	5.0 x annual base salary	$3,250,000	0	82,147	92,382	91,730	116,650	812,018	8,524,317	Yes

Rob Bruce	3.0 x annual base salary	$2,160,000	0	18,522	23,543	0	124,325	858,301	2,282,824	Yes

Keith Pelley	3.0 x annual base salary	$1,950,000	0	91	60,763	14,130	0	0	2,541,967	Yes

Notes:

(1)	Equity is determined by adding the value of Class A Shares, Class B Shares, RSUs, DSUs and vested but unexercised options (based on net in the money value). The value of the Class A Shares and Class B Shares is determined with reference to the closing price for those shares on the TSX on March 15, 2011, which was $34.83 and $33.82 respectively. The value of each RSU and DSU is the fair market value of these units on March 15, 2011, which is the weighted average trading price of one Class B Share on the TSX for the five trading days before March 15, 2011, which was $33.82. The value of in the money options is based on the closing share price of Class B Shares on the TSX on March 15, 2011 which was $33.82.

(d)	Annual Incentive Deferral

To the extent an executive has not satisfied the share ownership guidelines, as described above under item (c), “Share Ownership Guidelines”, the executive is required to defer any annual cash bonus in excess of 100% of target in the form of RSUs vesting at the end of a three year period.

In addition, the executive may elect to defer all or any portion of any annual cash bonus under the Annual Incentive Plan in the form of RSUs or DSUs. DSUs are redeemed on termination of employment pursuant to the Corporation’s DSU Plan as described below under “Executive Deferred Share Unit Plan”. Any election to defer bonus must be made by December 31 of the year in which the bonus is earned. If the employment of the executive is terminated prior to the vesting of any amount of bonus that is deferred as an RSU, such RSUs shall vest effective immediately prior to the executive’s termination date. The RSU Plan is described below under “Restricted Share Unit Plan”.

PERFORMANCE GRAPH

The following graph shows changes over the past five-year period in the value of $100 invested on December 31, 2005 in:

•	our Class A Shares (RCI.A)

•	our Class B Shares (RCI.B)

•	the Standard & Poor’s/Toronto Stock Exchange Composite Total Return Index (S&P/TSX Composite)

The graph also includes a NEO Total Direct Compensation index which represents the change in the sum of the NEOs Total Direct Compensation (base + annual incentive awards + long term incentive awards) for the past five years.

Comparison of Cumulative Total Return

ASSUMES $100 INVESTED ON JANUARY 01, 2006
ASSUMES DIVIDEND REINVESTED
YEAR ENDING DECEMBER 31, 2010

INDEXED RETURNS
Years Ending

	Base Period
Company/Index	Dec 05	Dec 06	Dec 07	Dec 08	Dec 09	Dec 10
RCI.A	$100.00	$148.98	$198.76	$156.05	$134.13	$151.89

RCI.B	$100.00	$141.25	$184.89	$154.27	$143.26	$157.06

S&P/TSX Composite Total Return Index	$100.00	$117.26	$128.79	$86.28	$116.53	$137.05

NEO Total Direct Compensation Index	$100.00	$137.11	$186.36	$195.39	$176.13	$178.01

Values are given at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation, assuming that all dividends are reinvested, and the RCI.A and RCI.B values also reflect the two-for-one stock split which was effected on December 15, 2006.

Generally, the compensation of the NEOs increased from 2005 to 2010, consistent with the increase in the market price of the Corporation’s shares. In 2009, both share prices and aggregate NEO compensation declined relative to 2008. However, certain individual NEOs received higher total compensation in 2009 relative to 2008 as a result of changes in their roles, additional responsibility or signing bonuses. In 2010, both share prices increased relative to 2009 while NEO compensation remained flat. See “Summary Compensation Table”.

Overall, the Committee is confident that the current executive compensation program and associated pay levels for its NEOs are well aligned to the company’s performance over the prior 5 year period.

Summary Compensation Table

The following Summary Compensation Table shows the amount and type of compensation granted to the NEOs in 2008, 2009 and 2010.

							Non-Equity
							Incentive Plan
							Compensation
							($)
			Share		Option
			Based		Based		Annual		Long-Term	Pension
Name and		Salary	Awards		Awards(1)		Incentive		Incentive	Value	All Other	Total
Principal Position	Year	($)	($)		($)		Plans(2)		Plans	($)	Compensation(3)	Compensation
Nadir Mohamed	2010	1,200,000	2,735,303		2,735,441		1,500,000		Nil	339,748	70,000	8,580,492
President and CEO	2009	1,112,642	6,325,211	(4)	2,431,808	(5)	2,211,376		Nil	1,476,662	130,000	13,687,699
	2008	853,904	3,454,500		1,015,789		1,070,304		Nil	90,323	Nil	6,484,820

Bill Linton	2010	650,000	1,576,003	(6)	363,943		812,500		Nil	76,939	Nil	3,478,385
EVP, Finance and CFO	2009	650,000	Nil		560,103		1,291,875		Nil	82,794	Nil	2,584,772
	2008	630,650	1,970,000		666,812		790,473	(7)	Nil	78,009	Nil	4,135,943

Rob Bruce	2010	720,000	407,082		407,291		720,000		Nil	74,202	Nil	2,328,575
President,	2009	675,346	Nil		573,182		874,362		Nil	93,317	Nil	2,216,207
Communications	2008	645,673	Nil		682,383		482,582		Nil	94,971	Nil	1,905,609

Keith Pelley(8)	2010	187,500	2,485,267		Nil		243,750		Nil	2,654	700,000	3,619,171
President, Media	2009	N/A	N/A		N/A		N/A		N/A	N/A	N/A	N/A
	2008	N/A	N/A		N/A		N/A		N/A	N/A	N/A	N/A

Tony Viner	2010	663,000	385,200		385,617		861,900		Nil	109,964	Nil	2,405,681
Former President,	2009	663,000	Nil		591,625		374,595		Nil	95,681	Nil	1,724,901
Media	2008	660,750	Nil		708,945		584,766		Nil	402,578	Nil	2,357,039

Notes:

(1)	The grant date intrinsic value under the Corporation’s current accounting policy is zero. The amount disclosed represents the Black-Scholes fair value at date of grant. The difference between the accounting value and the grant date fair value is the difference between zero and the amount disclosed on the table.

(2)	Awards for 2009 include one-time payments made to select eligible executives under the RCI Success Sharing Plan (the SSP). This was a one-time program approved by the Compensation Committee at the beginning of 2009 for eligible NEOs and certain other employees, designed to reward the achievement of meaningful cost reductions that have a positive effect on operating profit and disciplined capital spending in 2009. Messrs. Pelley and Viner did not participate in this program.

(3)	The value of perquisites and benefits for NEOs other than Mr. Mohamed does not exceed either $50,000 or 10% of the total of the relevant NEO’s total salary in 2009 and is not reported herein. Mr. Mohamed is entitled to receive $70,000 as a perquisite allowance and up to $60,000 as reimbursement for legal and other expenses in connection with his employment agreement, as described above under “Employment Agreements”.

(4)	This includes 75,000 RSUs that Mr. Mohamed received as a signing bonus under the terms of his employment agreement.

(5)	This includes 200,000 performance-based options that Mr. Mohamed received as a signing bonus under the terms of his employment agreement.

(6)	This includes 32,500 RSUs awarded to Mr. Linton, which vest on June 1, 2012.

(7)	Mr. Linton’s bonus for 2008 was paid as 22,330 RSUs. See “Restricted Share Unit Plan” and “Executive Deferred Share Unit Plan”.

(8)	Mr. Pelley joined the Corporation on September 13, 2010 as President, Rogers Media, replacing Mr. Viner who resigned effective December 31, 2010. Mr. Pelley received a signing bonus of $700,000, 50,000 Restricted Share Units and 14,000 Deferred Share Units under the terms of his employment agreement. See Employment Agreements for further details.

Incentive Plan Awards

Outstanding share-based and option-based awards

The following table provides information with respect to outstanding stock options and RSUs held by the NEOs as of December 31, 2010. See “Senior Executive Incentive and Ownership Program”.

	Option Awards				Share Awards
						Market or
					Number of	Payout
	Number of			Value of	Shares or	Value of
	Securities			Unexercised	Units of	Share
	Underlying	Option		in-the-	Shares That	Awards
	Unexercised	Exercise		Money	Have Not	That Have
	Options	Price	Option	Options	Vested	Not Vested
Name	(#)	($)	Expiration Date	($)	(#)	($)
Nadir Mohamed	302,900	$34.7340	03/05/2017
	200,000	$30.1646	05/07/2016
	110,900	$29.3990	03/02/2016
	97,800	$38.9000	03/03/2015
	101,400	$38.8823	03/01/2014
	33,862	$7.4150	11/12/2013
	53,462	$4.8250	04/22/2013
	150,000	$22.6100	03/01/2013
	34,350	$16.6975	03/04/2012
	14,075	$11.4000	06/29/2011	5,608,796	382,549	13,236,195

Bill Linton	40,300	$34.7340	03/05/2017
	72,800	$29.3990	03/02/2016
	64,200	$38.9000	03/03/2015
	55,700	$38.8823	03/01/2014
	56,250	$22.2450	12/13/2012	789,627	136,527	4,723,834

Rob Bruce	45,100	$34.7340	03/05/2017
	74,500	$29.3990	03/02/2016
	65,700	$38.9000	03/03/2015
	55,700	$38.8823	03/01/2014
	82,500	$22.6100	03/01/2013	838,750	12,032	416,307

Keith Pelley	Nil	Nil	Nil	Nil	64,000	2,214,400

Tony Viner	42,700	$34.7340	03/05/2017
	77,400	$29.3990	03/02/2016
	68,300	$38.9000	03/03/2015
	46,630	$45.8994	06/28/2014
	5,000	$38.8823	03/01/2014
	10,000	$22.6100	03/01/2013
	10,000	$10.4200	11/12/2013
	10,000	$8.6850	04/22/2013
	10,000	$16.6975	03/04/2012
	10,000	$12.7400	12/07/2011	1,116,339	11,385	393,921

Incentive plan awards — value vested or earned during the year.

The following table provides information on the vesting and payout of awards under the Corporation’s incentive plans during 2010.

	Option		Non-Equity
	Awards–		Incentive Plan
	Value	Share Awards–	Compensation–
	Vested During	Value Vested	Value Earned
	the Year	During the Year	During the Year
Name	($)	($)	($)
Nadir Mohamed	917,807	Nil	1,500,000

Bill Linton	103,025	Nil	812,500

Rob Bruce	364,169	2,047,350	720,000

Keith Pelley	Nil	Nil	243,750

Tony Viner	140,897	Nil	861,900

Summary of Equity-based Incentive Plans

The following tables provide a summary of the Corporation’s various equity-based incentive plans.

Stock Option Plan

Eligible Participants	Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of stock options and tandem share appreciation rights (SAR) (collectively Awards) under the Stock Option Plans. All Awards require the approval of and are at the discretion of the Compensation Committee. The CEO has the authority to make Awards within guidelines approved by the Compensation Committee. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Share minus the option exercise price.

Determination of Awards to be Granted	The Compensation Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s long-term incentive plan. The Participant elects whether to receive the long-term incentive plan benefit awarded to him or her in the form of Awards, as RSUs (see below), or 50% in Awards and 50% in RSUs, unless he or she is a participant in the Senior Executive Incentive and Ownership Program, in which case he or she must receive his or her Awards in the form of performance contingent options (see “Senior Executive Incentive and Ownership Program” above). To the extent he or she is eligible and elects to receive such benefits in the form of Awards, the dollar amount to be credited as Awards is divided by the market price per Class B Share as of the grant date and the resulting number of Awards is awarded to the Participant.
The market price of the Class B Shares for calculating Awards, and the exercise price, is the weighted average trading price of the Class B Shares on the TSX for the 5 trading days before the relevant date.

Options as Percentage of Outstanding Shares	As of December 31, 2010, the total number of Class B Shares issuable under stock options outstanding under the Stock Option Plans was 11,841,689, representing 2.13% of the total number of Class A Shares and Class B Shares on that date (being 555,534,054 shares) and 2.67% of the total number of Class B Shares on that date (being 443,072,044 Class B Shares).

Vesting and Exercise of Awards upon Retirement or Termination of Employment	The Awards typically vest 25% per year. The Committee may establish a different vesting period. On a change of control of the Corporation, the Board may consent to the exercise of any outstanding Award, and, if it so consents, shall provide a limited period for the exercise of Awards to permit the holder of the Award to participate in the change of control transaction. Any Awards not so exercised expire.

The following rules apply if a Participant’s employment is terminated before expiry:

•      if terminated by death, disability, or retirement at retirement age as determined by the Compensation Committee, the Participant’s Awards continue to vest and all vested Awards are exercisable until the original expiry date in accordance with the original terms of the grant of such Awards (unless the Compensation Committee otherwise specifically determines);

•      if terminated for any other reason, other than cause, the Participant’s unvested Awards are forfeited (unless the Compensation Committee otherwise expressly determines in writing) and vested Awards may be exercised at any time within 30 days after termination; and

•      if terminated for cause, the Participant’s vested and unvested Awards are forfeited.

If the Participant is a member of the Board (but not a member of management) and ceases to be a member of the Board for any reason, all Awards continue to vest and all vested Awards are exercisable until the original expiry date in accordance with the original terms of such Awards (unless the Compensation Committee otherwise expressly determines in writing).

Assignment of Awards	Awards are personal to the holder and are non-assignable, except to a legal personal representative of the holder, to a personal holding company controlled by the holder or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.

Expiration of Awards	Each Award expires seven years after the Award was granted, provided that, any Award which would otherwise expire during or within ten business days following a trading blackout may be exercised until the tenth business day following the end of the trading blackout.

Restricted Share Unit Plan

Eligible Participants	Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of RSUs under our RSU Plan. All grants require the approval of and are at the discretion of the Compensation Committee.

Determination of RSUs to be Granted	To the extent the employee is granted Awards under the Stock Option Plan and elects to receive the Awards in the form of RSUs (see above), the number of RSUs to be credited to the Participant’s RSU account is determined by reference to a Black-Scholes valuation of the Award which the Participant would have otherwise received. Dividends paid on the Class B Non-Voting Shares are credited as additional RSUs (by dividing the dollar amount of dividends payable by the market price per Class B Non-Voting Share on the date credited). Certain employees may elect to receive their bonus in the form of RSUs (Bonus RSUs).
The market price of the Class B Shares for calculating RSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Shares on the TSX for the five previous trading days.

Vesting of RSUs and Termination of Employment	Subject to specific employment arrangements, the Compensation Committee sets a date not later than 3 years after the grant date as the vesting date for a Participant’s RSUs, other than Bonus RSUs. Bonus RSUs granted before December 31, 2009, vest no later than December 15th of the third calendar year following the calendar year in which the bonus remuneration was earned. Bonus RSUs granted after December 31, 2009, vest no later than June 15th of the third calendar year following the calendar year in which the bonus remuneration was earned. The RSU plan was amended in 2008 to provide that on a change of control of the Corporation, the Board may determine to redeem any outstanding RSUs. The Compensation Committee may also award RSUs subject to conditions, including performance conditions to vesting. In 2010, the Compensation Committee awarded RSUs subject to performance conditions to vesting. See Performance Share Unit program above.

The following rules apply if a Participant’s employment is terminated before the vesting date:

•      if terminated by death, retirement or disability, the Participant’s RSUs are deemed to have vested immediately before the death, retirement or disability date;

•      if terminated for any other reason, the Participant’s unvested RSUs are forfeited (unless the Committee otherwise expressly determines in writing); and

•      notwithstanding the above, any bonus amounts deferred as an RSU will vest immediately prior to a Participant’s termination date

Redemption of RSUs	We may redeem all of a Participant’s RSUs before the vesting date and we must redeem all of a Participant’s vested RSUs as of the vesting date.

To redeem RSUs, the Corporation or the Compensation Committee:

1. shall to the extent an eligible holder of RSUs has properly elected, grant one DSU, governed by the Executive Deferred Share Unit Plan, for each RSU in respect of which an election is made; and

2. otherwise may choose to:

(a) issue one Class B Share for each RSU; or

(b) pay cash equal to:

(i) the number of RSUs credited multiplied by

(ii) the market price per Class B Share; or

(c) use a combination of (a) and (b).

The Corporation may not issue Class B Shares unless we obtain the approval of the TSX and any other regulatory authority (as may be required) and, if and as required by the TSX, our shareholders.

Transferability of Awards	RSUs are not transferable or assignable other than to the legal personal representative of the holder or by will in the event of the death of a participant, subject to any applicable regulatory approval.

Executive Deferred Share Unit Plan

Eligible Participants	Our and our affiliates’ senior executive officers and officers designated by the Compensation Committee (an Eligible Executive) are eligible to participate in the Executive Deferred Share Unit Plan (the DSU Plan).

Determination of DSUs to be Granted	An Eligible Executive may elect to receive bonus remuneration, in whole or in part, in the form of DSUs or cash. In order to participate in the DSU Plan, the Eligible Executive must file a written election designating the portion or percentage of the bonus for the applicable fiscal year that is to be deferred into DSUs and the portion or percentage to be paid in cash. Only one election may be filed in respect of any fiscal year and that election is irrevocable. DSUs elected by an Eligible Executive are credited to an account maintained for the Eligible Executive by us. The number of DSUs to be credited to the Eligible Executive is determined by dividing the amount of the bonus to be deferred into DSUs by the market price per Class B Share. Dividends paid on the Class B Shares are credited as additional DSUs (by dividing the dollar amount of dividends payable by the market price per Class B Share).

The market price of the Class B Shares for calculating DSUs granted, credited as dividends and the redemption price, is the weighted average trading price of the Class B Shares on the TSX for the 5 trading days before the relevant date.

Redemption of DSUs	An Eligible Executive’s DSUs may be redeemed only when the Eligible Executive ceases to hold any position with the Corporation. On the redemption of DSUs, the Eligible Executive is entitled to receive a lump sum cash payment equal to the number of DSUs credited to the account, multiplied by the market price per Class B Share on the applicable date. If the Eligible Executive does not request redemption, the DSUs will be redeemed by us at the end of the year following the year of termination of employment. In the event of death of the Eligible Executive, we are to make a lump sum cash payment within ninety (90) days of the date of death, on the terms set out above.

Amendment and Termination of Equity Compensation Plans	Except as provided below, the Compensation Committee may amend, suspend or terminate such plans at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination. However, shareholder approval of amendments to the Stock Option Plans or the RSU Plan is required for any amendment which: (i) reduces the exercise price of an Award granted to an insider (other than adjustments in connection with a transaction or reorganization); (ii) extends the term of an Award or RSU held by an insider, except, in respect of an Award, an extension to 10 business days following the expiration of a trading blackout; or (iii) increases the maximum number of Class B Shares issuable under the Stock Option Plans or the RSU Plan or changes the maximum number of Class B Shares issuable under the Stock Option Plans or the RSU Plan to a fixed percentage; provided that shareholder approval is not required in the case of (i) amendments of a “housekeeping” nature, (ii) a change to the vesting provisions of Awards or the Stock Option Plans and the RSU Plan, (iii) a change to the termination provisions of Awards, RSUs, the Stock Option Plans and the RSU Plan which does not entail an extension beyond the original expiry date, and (iv) the addition of a cashless exercise feature to an Award, payable in cash or shares, which provides for a full deduction of the number of underlying shares from the Stock Option Plans’ reserve.

Employee Share Accumulation Plan

Plan Summary	The Employee Plan is open to all of our employees. Under the Employee Plan, an employee may elect to participate by making contributions from payroll up to a maximum of 10% of salary, provided that such contributions in any year do not exceed $25,000.

The Employee Plan is managed by an independent trustee, which holds the contributions on behalf of the employee. We contribute to each participating employee’s account an amount equal to: (i) 25% of the aggregate contributions made during the first year of Employee Plan membership by the participating employee; (ii) 33% of the aggregate contributions made during the second year of Employee Plan membership by the participating employee; and (iii) 50% of the aggregate contributions made after the second year of Employee Plan membership by the participating employee. The trustee then purchases Class B Shares with such contributions, through the facilities of the TSX, for the account of the participating employee.

Plan Participation	During the year ended December 31, 2010, an aggregate of 1,858,318 Class B Shares were purchased under the Employee Plan, 3,620 of which were purchased by NEOs.

Pension Plan Benefits

The Corporation provides pension benefits to its employees, including NEOs, through the Rogers Defined Benefit Pension Plan (the Registered Plan). In addition, all NEOs, other than Mr. Mohamed, receive benefits under the Rogers Supplementary Retirement Plan (the Supplementary Plan).

The Registered Plan is a contributory defined benefit pension plan registered under the Income Tax Act (Canada) and the Pension Benefits Standards Act. However, executives who are eligible for membership in the Supplementary Plan are not required to contribute. For each year of credited service, the Registered Plan provides NEOs with an annual pension benefit of 2.0% of their career average base salary. Periodically, Rogers has provided for updates to the career average base year earnings used to determine pensions under the Registered Plan. The most recent such upgrade is effective January 1, 2010 such that pension benefits earned for all service prior to January 1, 2008 are based on the member’s pensionable earnings in 2007. The pension earned in respect of any given year is limited to the maximum pension limit under the Income Tax Act (Canada) for the year in which the benefit is earned. Pensions are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment, but in any event no later than age 65.

The Supplementary Plan provides benefits to certain key executives approved by the Compensation Committee and provides benefits that can not be provided through the Registered Plan because of the Income Tax Act (Canada) limits. Benefits earned under the Supplementary Plan vest at age 55 and are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment or age 65. Benefits payable from the Supplementary Plan are offset by any benefits payable from the Registered Plan. The Supplementary Plan is not funded and benefit payments to former executives are paid directly by Rogers. At December 31, 2010, the unfunded accrued obligation in respect of both current and former executives and their beneficiaries was $36,881,000 (compared to an accrued obligation of $30,761,000 as at December 31, 2009) of which $30,330,000 had been charged to earnings. In 2010, Rogers recognized a charge of $3,938,000 in respect of benefits accrued for service by current executives and made payments to former executives and their beneficiaries of $1,616,000.

Pursuant to Mr. Mohamed’s employment agreement, he is entitled to benefits under a supplementary retirement compensation arrangement (the RCA). Mr. Mohamed is not required nor permitted to make contributions to the RCA. Mr. Mohamed’s benefits under the RCA will be reduced to the amounts he was entitled to prior to his appointment as President and CEO if he breaches certain non-compete covenants. If Mr. Mohamed dies before benefits commence, his spouse at the time of his death will receive, or if Mr. Mohamed dies after benefits commence, his spouse at the time that benefits commence will receive, 60% of the benefits that would have been payable to Mr. Mohamed for her lifetime and if she dies within 5 years from the time she begins to receive such benefits her estate will receive a lump-sum payment equal to the value of her pension for the balance of that 5 year period. If Mr. Mohamed dies within 10 years after benefits commence and has no spouse at the time benefits commence, his estate will receive a lump sum payment equal to the value of his pension for the balance of that 10 year period. No death benefit is payable if Mr. Mohamed dies without a spouse prior to the commencement of benefit payments under the RCA.

The table below shows the following information for each NEO participating in the Corporation’s defined benefit pension arrangements: years of credited service as at December 31, 2010; estimated annual benefit accrued, or earned, for service up to December 31, 2010 and up to the age of 65 (or assumed retirement date if later than age 65); and a reconciliation of the accrued obligation from December 31, 2009 to December 31, 2010.

		Annual Benefits Payable
	Number
	of Years	At		Accrued		Non-	Accrued
	Credited	Year	At	Obligation at	Compensatory	Compensatory	Obligation at
Name	Service	End	Age 65	Start of Year(1)	Change(2)	Change(3)	Year End(4)
Nadir Mohamed(5)	10.33	360,886	822,727	2,340,824	339,748	980,172	3,660,744

Bill Linton	3.00	38,613	149,113	147,102	76,939	87,456	311,497

Rob Bruce(6)	3.68	46,533	198,932	200,002	74,202	93,076	367,280

Tony Viner(7)	19.00	210,123	210,123	1,951,636	109,964	662,014	2,723,614

Keith Pelley(8)	0.27	3,500	66,792	0	2,654	1,371	4,025

Notes:

(1)	The accrued obligation at the start of the year is the value of the projected pension earned for service to September 30, 2009. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2009 as disclosed in the notes to the 2009 consolidated financial statements, based on the actual earnings for 2009 and adjusted to reflect expected increases in pensionable earnings.

(2)	The values shown under Compensatory Change include the value of the projected pension earned for service in the year plus the change in accrued obligation due to differences between actual and assumed compensation for the year. The accrued benefit liabilities assume that RCI continues its historical practice of upgrading the career average earnings base year on a triennial basis. The impact of future assumed base year upgrades is recognized in the compensatory change over the career of each executive even in years when no such upgrade occurs. In the future, if RCI deviates from its historical practices, such deviation will be reflected in the compensatory change at that time.

(3)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions and changes in actuarial assumptions.

(4)	The accrued obligation at year end is the value of the projected pension earned for service to September 30, 2010. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2010 as disclosed in the notes to the 2010 consolidated financial statements, based on the actual earnings for 2010 and adjusted to reflect expected increases in pensionable earnings.

(5)	Mr. Mohamed’s employment agreement provides for a pension payable under the RCA at age 65 of $969,040.86 per annum less pension amounts payable from his previous employer and pension amounts payable from the Registered Plan. The pension amount prior to any offset is reduced by $3,694.73 for each month his actual retirement date precedes age 65.

(6)	Mr. Bruce’s Registered Plan benefits vested August 9, 2009 and his Supplementary Plan benefits vest August 1, 2011.

(7)	Mr. Viner resigned on December 31, 2010. Accrued pension amounts and the accrued obligation as at December 31, 2010 reflect Mr. Viner’s actual retirement pension.

(8)	Mr. Pelley’s Registered Plan benefits vest September 13, 2012 and his Supplementary Plan benefits vest January 11, 2019.

Unless otherwise noted, all NEOs are currently vested in their pension entitlements earned to December 31, 2010. In accordance with Canadian generally accepted accounting principles, the amounts set out above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

Termination and Change of Control Benefits

Employment Agreements

All of the NEOs, except Mr. Viner, have employment agreements with the Corporation that set salaries and target annual incentive bonuses as well as addressing other matters such as long-term incentives, supplemental retirement arrangements and termination and change of control payments. Mr. Viner has retired from employment with the Corporation. The agreements also provide the NEOs with the right to various benefits that we make available generally to our senior executives. Payments on termination and change of control under these employment agreements are discussed in this section. Incentive plans under these employment agreements are discussed under “The Corporation’s Annual Incentive Plan”, “Long-Term Incentives”, “Senior Executive Incentive and Ownership Program” and “Summary of Equity-Based Incentive Plans” above, and retirement arrangements are discussed above under “Pension Plan Benefits”.

RCI entered into a new employment agreement with Mr. Mohamed in connection with his appointment as President and CEO on March 30, 2009. The significant terms of Mr. Mohamed’s employment agreement are as follows:

•	RCI agrees to pay an annual base salary of $1,200,000 subject to annual adjustments by the Compensation Committee.

•	RCI agrees to pay an annual bonus as determined by the Compensation Committee and subject to performance criteria which are determined by the Compensation Committee (see “The Corporation’s Annual Incentive Plan” above). If 100% of the performance criteria established each year by the Compensation Committee are achieved, the annual bonus payable to Mr. Mohamed shall not be less than 125% of Mr. Mohamed’s base salary. If RCI’s financial statements are restated as a result of Mr. Mohamed’s misconduct or negligence, within 2 years of the payment of his annual bonus, Mr. Mohamed is required to repay the portion of the bonus which was based on the misconduct or negligence.

•	Mr. Mohamed is eligible to participate in our long-term incentive plans (see “Long-Term Incentives,” above, and “Summary of Equity-Based Incentive Plans” below) and the benefit plans we make available generally to our senior executives, including the Rogers Defined Benefit Pension Plan.

•	Conditional on his continued employment, in each year of employment beginning in 2010, Mr. Mohamed will receive: (i) performance-based options having a Black-Scholes value equal to 210% of Mr. Mohamed’s annual salary; and (ii) RSUs with a face amount equal to 210% of Mr. Mohamed’s annual salary. These RSUs will vest subject to performance criteria developed by Mr. Mohamed and approved by the Committee, subject to determination by an independent executive compensation consultant if agreement cannot be reached.

•	Mr. Mohamed receives an annual perquisite allowance of $70,000. In exchange, Mr. Mohamed is responsible for paying the costs of perquisites such as club memberships, car expenses and financial planning and tax advice.

•	Mr. Mohamed received $57,142 as reimbursement for legal and other advice in connection with his new employment agreement.

•	RCI granted Mr. Mohamed, as a signing bonus, certain options and RSUs described in the Summary Compensation Table.

•	In connection with his appointment as CEO, Mr. Mohamed was granted RSUs with a face amount of $4,024,211 to bring the grant date fair value of all long term incentive awards received in 2009 to 420% of his CEO base salary.

•	Mr. Mohamed is required to meet a minimum level of share ownership, in accordance with the Share Ownership Guidelines, equal to five times his annual base salary by March 31, 2013.

•	Mr. Mohamed serves as a director of RCI.

•	Mr. Mohamed may resign upon 6 months’ notice. Mr. Mohamed may also resign and be eligible to receive certain payments (i) if he and the Board disagree with respect to fundamental and material changes he wishes to make with respect to the business and (ii) within 60 days of a change of control.

Under our employment contract with Mr. Mohamed, if: (a) we terminate his employment other than for cause; (b) he resigns within 60 days of a change of control; (c) certain material adverse changes are made to the terms of his employment; or (d) he and the Board disagree with respect to fundamental and material changes Mr. Mohamed wishes to make with respect to the business and Mr. Mohamed resigns, Mr. Mohamed is entitled to (i) a lump sum payment equal to two times his annual base salary, two times his annual incentive bonus at target that would have been paid in the year he was terminated and a prorated bonus at target for the period in the calendar year prior to his termination; (ii) continue in our pension and benefit plans and the RCA for 24 months; (iii) immediate vesting of his stock options and RSUs that would have vested and become exercisable within 24 months; (iv) have all performance targets related to such options or RSUs deemed to have been met; (v) exercise his options for the balance of their terms; and (vi) have his RSUs redeemed by RCI on their original redemption date. Mr. Mohamed has agreed, among other things, that during the term of his employment and for 12 months thereafter he will not compete directly or indirectly with the businesses of RCI and its subsidiaries and will not solicit any employee, customer or supplier of RCI and other related entities.

Under our employment contract with Mr. Linton, if we terminate Mr. Linton’s employment, other than for cause, we will provide him with monthly payments equal to his salary in lieu of notice, from the date of termination of employment until the earlier to occur of: (i) the date which is 12 months plus one month for each full year of employment up to an aggregate maximum of 24 months; or (ii) the date upon which he secures alternative employment. In addition, the RSUs which have been granted to him in 2008 will not be forfeited and will be redeemed on their vesting date as if Mr. Linton had continued in the Corporation’s employment. In addition, Mr. Linton will be entitled to a bonus amount, in accordance with established criteria, for this period. During the applicable period, Mr. Linton may continue to participate in our pension and benefit plans (except disability benefits). Mr. Linton has agreed that during the term of his employment with us and for a 12 month period thereafter, he will not compete directly or indirectly with us or our subsidiaries or solicit our customers and employees.

Under our employment contract with Mr. Bruce, if we terminate Mr. Bruce’s employment without cause, we will pay a sum equal to 24 months base salary and bonus (based on a target of 100% of base salary) in a lump sum and benefits (except for disability benefits), including car lease, will continue for a period of 24 months. Any options that would have vested in the 12 month period following the date of termination will vest on the termination date and be exercisable over the following 24 months. Mr. Bruce will also have 24 months from the date of termination to exercise any other options vested as of the termination date. In the event of the termination of his employment, for any reason, Mr. Bruce has agreed that he will not work for Telus Mobility or BCE Mobility, or perform the same or similar duties to those performed for RCI for any other entity in

Canada, in each case for a period of 12 months following the date of termination. In the event of a change of ultimate control of Rogers Communications Partnership (previously Rogers Wireless), Mr. Bruce may within 60 days of such change of ultimate control terminate his employment and receive the benefits on the same terms as if this was termination of his employment without cause.

Under our employment contract with Mr. Pelley, if we terminate Mr. Pelley’s employment, other than for cause, we will provide him with monthly payments equal to his salary and bonus in lieu of notice, from the date of termination of employment until the date which is twenty four (24) months from the date of termination of employment (“End Date”). During the applicable period, Mr. Pelley may continue to participate in our pension and benefits plan (except any short term disability plans). In addition, all options to acquire our shares and all restricted share units (RSU’s) that would have, in accordance with the terms of the grants of such options or RSU’s vested and become exercisable by Mr. Pelley prior to the End Date, will continue to accrue and vest in accordance with their terms, provided the exercise of any vested options is done within thirty (30) days of the End Date. In addition, with respect to the initial grant of 50,000 RSUs and 14,000 deferred share units (collectively the “initial unit grant”), the initial unit grant, to the extent not then fully vested, will vest and be redeemed on a pro rata basis to be determined by multiplying the number of months in the period from the hire date to the End Date and dividing by 36. Also if Mr. Pelley is terminated without cause prior to his 55th birthday, he will also receive a retiring allowance equal to the cash equivalent amount that would be received on the redemption of 4,400 deferred share units determined in accordance with the Rogers deferred share unit plan multiplied by the number of years from the hire date to the End Date (with a pro rata amount for any partial year). In addition, if there is a material reduction in Mr. Pelley’s responsibilities or certain changes in his reporting responsibilities or for other specified changes which are not agreed to by Mr. Pelley, Mr. Pelley may terminate his employment and receive the same benefits as if this was a termination without cause. If there is a change of control of Rogers Media and a material change in Mr. Pelley’s job responsibilities that occurs within two (2) years of the effective date of the change of control, Mr. Pelley may at his option within sixty (60) days of such date, terminate his employment and receive the same benefits as if his employment was terminated without cause. Mr. Pelley has agreed that he will not, during the term of his employment with Rogers and thereafter for a period of twelve (12) months, compete directly or indirectly with Rogers Media or its subsidiaries or solicit its customers or employees. If Mr. Pelley provides any services to the entities covered by the non-compete after this twelve (12) month period, he will forfeit all of the unexercised and unredeemed options, restricted share units, deferred share units and the retiring allowance referred to above.

Potential Payments Upon Termination, Resignation, Retirement or Change of Control

The following table shows potential payments to each NEO as if the officer’s employment had been terminated other than for cause or if the officer had retired or resigned following a change in control or for other reasons as of December 31, 2010. For a detailed explanation of the agreements that provide for these payments, please see “Agreements” above. If applicable, amounts in the table were calculated using $34.60, the closing market price of Class B Shares on December 31, 2010. The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to any retirement or other benefits that are available to our salaried employees generally.

Name	Scenario	Severance $	Stock Options $	RSUs $	Total $
Nadir Mohamed	Termination or material adverse changes to the terms of employment or resignation following a fundamental disagreement with the Board or resignation following change of control.	5,400,000	731,935	10,438,890	16,570,925

Bill Linton	Termination	2,601,725	Nil	1,895,892	4,497,617

	Retirement(1)	Nil	Nil	1,895,892	1,895,892

Rob Bruce	Termination or Change of Control	2,890,000	96,869	Nil	2,986,869

Keith Pelley	Termination or material adverse changes to the terms of employment or resignation following change of control.	2,648,400	Nil	222,593	2,870,993

Tony Viner(2)	Termination or material adverse changes to the terms of employment or resignation following change of control.	N/A	N/A	N/A	N/A

Note:

(1)	If Mr. Linton was terminated or had retired on December 31, 2010, he would have been entitled to receive the 50,000 RSUs that were previously granted to him in 2008. These RSUs will otherwise vest in 2011.

(2)	Mr. Viner resigned effective December 31, 2010.

CONCLUSION

The Compensation Committee understands the Corporation’s compensation policies, programs and levels of compensation, including their long-term implications and the limitations imposed by employee agreements, and has determined that they are aligned with the Corporation’s performance and reflect competitive market practices. The Compensation Committee is confident that these policies and programs allow the Corporation to attract, retain and motivate talented executives while adding shareholder value.

Thomas I. Hull (Chairman)
Ronald D. Besse
Peter C. Godsoe, O.C.
William T. Schleyer
Isabelle Marcoux

PART 4  DIRECTOR COMPENSATION

Director Compensation, Philosophy and Components

The compensation of the members of the Board is subject to periodic review by the Corporate Governance Committee, based on an assessment by the Corporate Governance Committee of prevailing market conditions and with recommendations from Hugessen. In 2009, the Corporate Governance Committee engaged Hugessen to conduct a review of non-executive directors’ compensation. Based on the conclusions of the review, the Corporate Governance Committee recommended and the Board approved that no adjustments be made to directors’ compensation for 2010.

The compensation of directors is designed to:

•	attract and retain qualified individuals to serve on the Board;

•	align the interests of the directors with the interests of the Corporation’s shareholders; and

•	provide competitive compensation in line with the risks and responsibilities inherent to the role of director.

As described below, our director compensation program has five components:

•	an annual cash retainer;

•	annual fees if the director serves as Lead Director, a Committee Chair or Committee member;

•	attendance fees for each board and committee meeting the director attends;

•	travel fees, where applicable, to cover the time that was required to travel to attend board and committee meetings; and

•	DSUs, which directors may choose to receive in lieu of their fees.

Retainers and Fees

During the year ended December 31, 2010, non-employee members of the Board received director retainers and fees in accordance with the following standard arrangements:

Annual Board Retainer	$40,000
Lead Director	$40,000
Audit Committee Chair	$30,000
Compensation Committee Chair	$20,000
Other Committee Chairs	$10,000

Meeting Fees
Board or committee (other than Audit Committee)	$1,500	(1)	or
	$1,750		(travel 100 to 1000 km) or
	$2,000		(travel over 1000 km)

Audit Committee	$2,000		or
	$2,250		(travel 100 to 1000 km) or
	$2,500		(travel over 1000 km)

Audit and Compensation Committee chairs	$3,000

Other Committee Chairs	$2,000

Notes:

(1)	Directors are entitled to a fee of $500.00 for attendance by telephone conference call if less than one hour, subject to the discretion of the Chairman to determine that the full meeting fee will be paid.

The table below shows the retainers and fees that we paid to the non-employee directors during the year ended December 31, 2010.

	Retainer		Attendance fees
							% of
							Total
		Committee		Committee		Total fees	Fees in
Name	Board(1)	Chair	Board	Meetings	Travel fee	paid	DSUs

R.D. Besse	$111,680	$30,000	$8,500	$29,000	N/A	$179,180	100%

C.W.D. Birchall	$111,680	N/A	$8,500	$21,500	N/A	$141,680	100%

S.A. Burch(2)	$98,347	N/A	$8,500	$10,500	$2,000	$119,347	60%

J.H. Clappison	$111,680	$10,000	$8,000	$22,000	N/A	$151,680	47%

P.C. Godsoe	$187,520	$10,000	$8,500	$25,000	N/A	$231,020	100%

A.D. Horn	$393,360	N/A	N/A	N/A	N/A	$393,360	36%

T.I. Hull	$111,680	$20,000	$8,500	$30,000	N/A	$170,180	42%

I. Marcoux	$111,680	N/A	$8,500	$9,500	$1,750	$131,430	77%

D.R. Peterson	$111,680	N/A	$8,500	$6,000	N/A	$126,180	100%

L.A. Rogers	$111,680	N/A	$8,500	N/A	N/A	$120,180	100%

M.L. Rogers	$111,680	N/A	$8,500	$4,500	N/A	$124,680	100%

W.T. Schleyer	$111,680	N/A	$8,500	$17,000	$2,500	$139,680	100%

J.A. Tory(3)	$13,333	N/A	$3,500	$11,500	N/A	$28,333	100%

J.H. Tory(2)	$98,347	N/A	$6,500	$3,000	N/A	$107,847	66%

J.C.C. Wansbrough(3)	$13,333	$2,500	$3,500	$5,500	N/A	$24,833	0%

C.D. Watson	$111,680	N/A	$8,500	$17,500	N/A	$137,680	52%

Total	$1,921,040	$72,500	$115,000	$212,500	$6,250	$2,327,290

Notes:

(1)	The amount disclosed in respect of the Board retainer includes the value of the DSUs granted to directors in 2010. See “Directors’ Deferred Share Unit Plan” below.

(2)	Stephen A. Burch and John H. Tory were elected to the Board on April 29, 2010.

(3)	John A. Tory and J. Christopher C. Wansbrough resigned from the Board on April 29, 2010.

In addition to the fees above, we reimburse directors for travel and other expenses when they attend meetings or conduct our business. Our non-employee directors are not entitled to a pension or other retirement benefits or to non-equity incentive plan compensation.

Share Ownership Guidelines

The share ownership guidelines for directors are designed to link the interests of directors to those of our shareholders by encouraging directors to hold an ownership position in the Corporation’s shares. Each non-employee director is required to own four times his or her annual cash retainer in any combination of Class A Shares, Class B Shares and DSUs during his or her term of service as director of the Corporation. Directors have five years to attain required ownership levels. See “Part 2 — Business of the Meeting — Election of Directors — The Proposed Nominees” above.

Directors’ Deferred Share Unit Plan

We introduced the directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. Non-employee directors may choose to receive any or all of their fees in DSUs. Each DSU has a value equal to the market price of a Class B Share at the start of the relevant fiscal quarter. A director’s DSU may be redeemed only when the director ceases to be a director. At the time of redemption, the director is entitled to receive a lump-sum cash payment equal to the number of DSUs credited to the director’s account multiplied by the market price of the Class B Shares. DSUs accrue dividends in the form of additional DSUs at the same rates as dividends on Class B Shares. In 2010, each director that is not an employee received a grant of 2,000 DSUs, other than the lead director and the Chairman, who received 3,000 and 4,000 DSUs respectively. The market price of the Class B Shares for calculating DSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Shares on the TSX for the five trading days before the relevant date.

Incentive Plan Awards

Director Summary Compensation Table

The following table shows the compensation received by each director for the year ended December 31, 2010. Directors who are also employees of the Corporation or its subsidiaries receive no remuneration as directors.

		Share-Based	All Other
	Fees	Awards	Compensation	Total
Name(1)	Earned	($)(3)	($)	($)
R.D. Besse	Nil	179,180	N/A	179,180

C.W.D. Birchall	Nil	141,680	N/A	141,680

S.A. burch	47,667	71,680	N/A	119,347

J.H. Clappison	80,000	71,680	N/A	151,680

P.C. Godsoe	Nil	231,020	N/A	231,020

A.D. Horn	250,000	143,360	N/A	393,360

T.I. Hull	98,500	71,680	N/A	170,180

P. Lind(2)	Nil	350,119	1,350,119	1,700,515

I. Marcoux	29,875	101,555	N/A	131,430

D.R. Peterson	Nil	126,180	N/A	126,180

E.S. Rogers(2)	Nil	328,236	1,628,236	2,006,959

L.A. Rogers	Nil	120,180	N/A	120,180

Melinda M. Rogers(2)	Nil	170,891	502,892	673,574

Martha L. Rogers	Nil	124,680	N/A	124,680

W.T. Schleyer	Nil	139,680	N/A	139,680

J.A. Tory	Nil	28,333	N/A	28,333

J.H. Tory	36,167	71,680	N/A	107,847

J.C.C. Wansbrough	24,833	Nil	N/A	24,833

C.D. Watson	66,000	71,680	N/A	137,680

Notes:

(1)	Compensation disclosure for Nadir Mohamed, who was an NEO and a director in 2010, can be found in the Summary Compensation Table above.

(2)	Compensation disclosure for Phil Lind, Edward Rogers and Melinda Rogers, who are also employees, includes all elements of compensation including base salary, annual incentives, and long-term incentives.

(3)	Directors may elect to receive all or part of their fees in the form of DSUs, as discussed above under the heading “Directors’ Deferred Share Unit Plan”.

Outstanding Share-based and Option-based Awards

The following table provides information with respect to outstanding stock options and RSUs held by the Directors as of December 31, 2010. See “Senior Executive Incentive and Ownership Program”.

	Option Awards(1)				Share Awards
	Number of				Number of	Market
	securities			Value of	shares or	or payout
	underlying	Option	Option	unexercised	units of shares	value of share
	unexercised	exercise	expiration	in-the-money	that have not	awards that
	options	price	date	options	vested	have not vested
Name(2)	(#)	($)	(mm/dd/yyyy)	($)	(#)	($)
R.D. Besse	4,600	10.42	11/12/2013
	4,268	23.44	11/01/2012
	4,000	12.74	12/07/2011	246,299	Nil	Nil

C.W.D. Birchall	2,134	23.44	11/01/2012	23,815	Nil	Nil

S.D. Burch	Nil			—	Nil	Nil

J.H. Clappison	Nil			—	Nil	Nil

P.C. Godsoe	15,400	10.30	12/17/2013
	4,600	10.42	11/12/2013
	4,268	23.44	11/01/2012	533,079	Nil	Nil

A.D. Horn	74,800	10.42	11/12/2013
	70,000	8.685	04/22/2013
	82,500	22.61	03/01/2013
	35,600	16.975	03/04/2012	5,239,339	Nil	Nil

T.I. Hull	Nil			—	Nil	Nil

P. Lind	38,800	34.734	03/05/2017
	70,100	29.399	03/02/2016
	61,800	38.90	03/03/2015
	55,700	38.8823	03/01/2014
	40,800	10.42	11/12/2013
	49,300	8.685	04/22/2013
	82,500	22.61	03/01/2013	3,617,919	10,348	358,041

I. Marcoux	Nil			—	Nil	Nil

D.R. Peterson	Nil			—	Nil	Nil

Edward S. Rogers	36,400	34.734	03/05/2017
	66,000	29.399	03/02/2016
	58,200	38.90	03/03/2015
	55,700	38.8823	03/01/2014
	1,000,000	10.44	06/19/2013
	65,200	8.685	04/22/2013
	82,500	22.61	03/01/2013
	27,000	12.74	12/07/2011	27,514,870	9,701	335,655

L.A. Rogers	4,600	10.42	11/12/2013
	5,600	7.415	11/12/2013
	4,600	8.685	04/22/2013
	4,268	23.44	11/01/2012
	4,000	12.74	12/07/2011	517,744	Nil	Nil

Martha L. Rogers	4,600	10.42	11/12/2013
	4,600	8.685	04/22/2013
	4,000	12.74	12/07/2011	317,877	Nil	Nil

Melinda M. Rogers	18,900	34.734	03/05/2017
	34,200	29.399	03/02/2016
	30,200	38.90	03/03/2015
	55,700	38.8823	03/01/2014
	26,000	10.42	11/12/2013
	31,400	8.685	04/22/2013
	82,500	22.61	03/01/2013
	6,200	16.975	03/04/2012
	17,600	12.74	12/07/2011	3,103,471	5,051	174,765

W.T. Schleyer	4,600	10.42	11/12/2013
	4,600	8.685	04/22/2013
	4,268	23.44	11/01/2012
	4,000	12.74	12/07/2011	365,508	Nil	Nil

	Option Awards(1)				Share Awards
	Number of				Number of	Market
	securities			Value of	shares or	or payout
	underlying	Option	Option	unexercised	units of shares	value of share
	unexercised	exercise	expiration	in-the-money	that have not	awards that
	options	price	date	options	vested	have not vested
Name(2)	(#)	($)	(mm/dd/yyyy)	($)	(#)	($)
J.A. Tory	4,600	10.42	11/12/2013
	4,600	8.685	04/22/2013
	4,268	23.44	11/01/2012
	4,000	12.74	12/07/2011	365,508	Nil	Nil

J.H. Tory	Nil			—	Nil	Nil

J.C.C. Wansbrough	4,600	10.42	11/12/2013
	4,600	8.685	04/22/2013
	4,268	23.44	11/01/2012
	4,000	12.74	12/07/2011	365,508	Nil	Nil

C.D. Watson	1067	23.44	11/01/2012	11,908	Nil	Nil

Notes:

(1)	Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006 directors no longer receive stock options. The terms of these options are described above under “Summary of Equity-Based Incentive Plans.”

(2)	Disclosure for Nadir Mohamed who was an NEO and a director in 2010 can be found under “Executive Compensation — Incentive Plan Awards” and in the “Executive Compensation — Summary Compensation Table”, above.

Incentive Plan Awards — Value Vested or Earned During the Year

			Non-Equity
			Incentive Plan
	Option Awards(2)—	Share Awards—	Compensation—
	Value Vested During	Value Vested During	Value Earned During
	the Year	the Year	the Year
Name(1)	($)	($)	($)
R.D. Besse	Nil	179,180	N/A

C.W.D. Birchall	Nil	141,680	N/A

S.A. Burch	Nil	71,680	N/A

J.H. Clappison	Nil	151,680	N/A

P.C. Godsoe	Nil	231,020	N/A

A.D. Horn	258,739	143,360	N/A

T.I. Hull	Nil	71,680	N/A

P. Lind	357,942	Nil	375,000

I. Marcoux	Nil	101,555	N/A

D.R. Peterson	Nil	126,180	N/A

Edward S. Rogers	352,140	Nil	675,000

L.A. Rogers	Nil	120,180	N/A

Melinda M. Rogers	307,138	Nil	124,500

Martha L. Rogers	Nil	124,680	N/A

W.T. Schleyer	Nil	139,680	N/A

J.A. Tory	Nil	28,333	N/A

J.H. Tory	Nil	71,680	N/A

J.C.C. Wansbrough	Nil	Nil	N/A

C.D. Watson	Nil	71,680	N/A

Notes:

(1)	Disclosure for Nadir Mohamed, who was an NEO and a director in 2010, can be found under “Executive Compensation — Incentive Plan Awards” and in the “Executive Compensation — Summary Compensation Table”, above.

(2)	Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer receive stock options. The terms of these options are described above under “Summary of Equity-Based Incentive Plans — Stock Option Plans”.

(3)	Includes amounts awarded under the Annual Incentive Plan and the SSP.

PART 5  SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table shows details of equity compensation plan information at December 31, 2010.

	Number Of Securities
	To Be Issued			Number Of Securities
	Upon Exercise Of			Remaining Available
	Outstanding Options,		Weighted — Average	For Future Issuance Under
	Warrants And Rights		Exercise Price	Equity Compensation Plans
	As at December 31, 2010		Of Outstanding Options,	(Excluding Securities
Plan Category	(A)		Warrants And Rights	Reflected In Column (A))
Equity compensation plans approved by Securityholders	OPTIONS	11,841,680	$26.42	13,404,028

	RSUs	1,616,369	N/A	2,383,631

TOTAL		13,458,049		15,787,659

The following information is provided as of March 8, 2011:

	# of Class B Shares
	Issued and Issuable
	Under Security Based	% of Outstanding
	Compensation	Class A and Class B
Plan	Arrangements	Shares

Restricted Share Unit Plan	4,000,000	0.72%
2000 Stock Option Plan	30,000,000	5.40%
1996 Stock Option Plan	25,000,000	4.50%
1994 Stock Option Plan	9,500,000	1.71%

As at March 8, 2011, the total number of Class B Shares issuable under outstanding stock options and the RSU Plan is 14,837,514 representing 2.68% of the aggregate Class A Shares and Class B Shares outstanding. The aggregate number of Class B Shares issued to date under the Stock Options Plans is 41,491,602. The aggregate number of Class B Shares remaining available for future issuance under the Stock Options Plans and the RSU Plan is 14,389,644.

All equity based plans restrict the participation of insiders in the plans as follows:

•	the number of Class B Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not at any time exceed 5% of the aggregate number of outstanding Class A Shares and Class B Shares;

•	the number of Class B Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not exceed 10% of outstanding Class A Shares and Class B Shares;

•	the number of Class B Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12 month period shall not exceed 5% of the outstanding Class A Shares and Class B Shares; and

•	the number of Class B Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to insiders and their associates in a 12 month period shall not exceed 10% of the outstanding Class A Shares and Class B Shares.

The Committee has the authority to waive or vary the provisions regarding exercise of options or RSUs following termination of employment or ceasing to be a director, as applicable.

PART 6  INDEBTEDNESS OF DIRECTORS AND
EXECUTIVE OFFICERS

The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding at March 8, 2011 to the Corporation and its subsidiaries.

	To the Corporation
Purpose	or its subsidiaries	To Another Entity

Share Purchases	$ Nil	Nil
Other	$462,786	Nil

PART 7  CORPORATE GOVERNANCE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our securityholders, employees, customers and of others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming

Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.A.
New York Stock Exchange (the NYSE)	We have shares listed on the NYSE
The TSX	We have shares listed on the TSX
Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices (NI 58-101) and the guidelines set forth in National Policy 58-201 — Corporate Governance Guidelines. This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Corporation’s reliance on the controlled company exemption.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Corporation, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

(1)	Appointment of Auditors

The NYSE listing standards require the audit committee of a U.S. company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the Business Corporations Act (British Columbia), our auditors are to be appointed by the shareholders at the annual general meeting of the Corporation. Our audit committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

(2)	Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Composition of the Board

(1)	Independence

The Board currently has 18 members. The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

Certain directors may be principals of, partners in or hold other positions with entities that provide legal, financial or other services to the Corporation. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations whether or not a direct or indirect business, commercial, banking, consulting, professional or charitable relationship that a director may have with the Corporation or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of the Corporation’s website at rogers.com.

Based on the information provided by each existing and proposed director and the recommendations of the Corporate Governance Committee, the Board has determined that the following nominees are independent in accordance with the requirements of NI 58-101. In making this determination, the Board considered all of the relationships that each nominee has with the Corporation (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the existing or proposed director’s independent judgment.

Ronald D. Besse
C. William D. Birchall
Stephen A. Burch
John H. Clappison
Peter C. Godsoe, O.C., O. Ont.
Thomas I. Hull
Isabelle Marcoux
The Hon. David R. Peterson, P.C., Q.C.
William T. Schleyer
John H. Tory
Colin D. Watson

A majority of the Board is independent.

The nominees who are not independent (and the basis for that determination) are:

Alan D. Horn (Chair and former Acting CEO and executive officer of certain private Rogers family holding companies)
Philip B. Lind, C.M. (executive officer of the Corporation)
Nadir Mohamed (executive officer of the Corporation)
Edward S. Rogers (executive officer of the Corporation)
Loretta A. Rogers (mother of executive officers of the Corporation)
Martha Rogers (sibling of executive officers of the Corporation)
Melinda M. Rogers (executive officer of the Corporation)

During 2010, the independent directors met at in camera sessions during every Board meeting without management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2011.

(2)	Board Leadership

Alan D. Horn is the Chair of the Board and is not an independent director. Pursuant to the Board Charter, the Board has appointed Peter C. Godsoe, O.C., O. Ont. as lead director. The lead director facilitates the functioning of the Board independently of management of the Corporation and provides independent leadership to the Board. For further information regarding the role and responsibilities of the lead director, see “Role and Responsibilities of the Chair and Lead Director” in the Board Mandate (attached to this Information Circular as Appendix A).

(3)	Retirement Policy

RCI does not currently have a retirement policy for directors.

For further information regarding the directors, including directorships of other reporting issuers and attendance at Board and committee meetings, see “Business of the Meeting — Election of Directors”.

Mandate of the Board

The Board has adopted a Board of Directors Mandate (the Board Mandate) as its written mandate of directors’ duties and responsibilities (the Board Mandate is attached to this Information Circular as Appendix A).

Position Descriptions

The Board Mandate states the Chair’s main responsibility as overseeing and managing and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. For that purpose, the duties of the Chair of the Board include:

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to prepare the agenda for each Board meeting with the participation of management;

•	to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

•	to ensure newly appointed directors receive an appropriate orientation and education program;

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•	to promote best practices and high standards of corporate governance.

The chairs of each board committee are responsible to organize the affairs of such committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.

The Board has approved a detailed written job description for the office of CEO. The Compensation Committee will review and approve the CEO’s written objectives for the current year.

Orientation and Continuing Education

It is the responsibility of the Chair of the Board to oversee an orientation and continuing education program for the directors. Newly appointed directors attend orientation sessions which are intended to familiarize new directors with our business and operations, including management structure, strategic plans, finances, opportunities and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings. From time to time, presentations are made by management personnel or outside experts to educate the directors on new issues.

Ethical Business Conduct

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Guidelines for Officers and Employees (the Codes). The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest are reported to the Audit Committee in the case of the Business Conduct Guidelines and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

We have publicly filed the Codes on SEDAR and posted them under “Corporate Governance” at rogers.com.

Nomination of Directors

Potential candidates for director of the Corporation are evaluated by the Nominating Committee, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Corporation’s needs. In evaluating candidates, the Nominating Committee considers the effectiveness of the Board, as a whole, and its individual members, including their respective competencies and skills.

The Control Trust Chair of the Rogers Control Trust (see “Outstanding Shares and Main Shareholders” above) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Nominating Committee. The Nominating Committee, which is responsible for, among other things, the identification of new candidates for the Board, is not comprised entirely of independent directors because two members, Edward S. Rogers and Melinda Rogers, are executive officers of our Corporation and because of their respective roles as the Control Trust Chair and Control Trust Vice-Chair of our controlling shareholder. Because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth, the Board has determined that it is appropriate for Edward S. Rogers and Melinda Rogers to be members of the Nominating Committee, with the remainder of the members of the Nominating Committee being independent directors. The Board believes that the presence of a majority of independent directors on the Nominating Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.

Summary of Responsibilities, Powers and Operation of the Nominating Committee:

The Nominating Committee:

•	reviews, considers and/or initiates proposals for nomination of directors to the Board and the board of directors of wholly owned subsidiaries;

•	where appropriate, interviews proposed nominees;

•	assesses incumbent directors for re-nomination to the Board and/or committees of the Board; and

•	establishes criteria for and recommends prospective members for our and our affiliates’ boards and/or committees of the boards.

The Nominating Committee has five members, a majority of whom are independent.

Compensation

Summary of Responsibilities, Powers and Operation of the Compensation Committee:

The Compensation Committee:

•	approves compensation of senior officers;

•	reviews and recommends to the Board our executive compensation and severance policies;

•	reviews our compensation and benefit programs (design and competitiveness) and senior executives’ management development and succession planning; and

•	sets performance objectives for the CEO and measures the CEO’s performance against these objectives.

All members of the Compensation Committee are independent. For additional information, please see “Compensation Discussion and Analysis — Compensation Committee” above.

The Compensation Committee and the Board are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates for key positions, fostering leadership development and management depth and reviewing progress on leadership development plans.

Board Committees

The Board has 7 permanent (or standing) committees (the Nominating Committee and the Compensation Committee are described above and the other five are described below). The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and our controlling shareholder (or corporations controlled by our controlling shareholder) or between us and our subsidiaries. In those cases the committee would consist entirely of independent directors who have no relationship to us or to our controlling shareholder other than as a director.

Audit Committee

The function of the Audit Committee is as follows:

•	reviews financial reporting procedures (internal and external) and adequacy of internal controls (including steps to remedy);

•	reviews significant issues, concerns or difficulties encountered during the audit process with management and auditors (internal and external);

•	reviews consolidated financial statements (annual audited and interim unaudited);

•	reviews annual and interim financial information and press releases before release of earnings;

•	resolves disagreements between management and external auditors regarding financial reporting;

•	reviews and assesses procedures for the review and timely disclosure of financial information derived from the financial statements;

•	selects, recommends compensation of and oversees external auditor for audit, review and attest services and recommends external auditors to be nominated for shareholders’ approval;

•	pre-approves audit, audit-related and non-audit services of external auditors;

•	assesses and reports to the Board on independence and performance of external auditors;

•	assesses management’s design, implementation of and reporting on internal controls;

•	reviews activities, organization and qualifications of the internal auditors;

•	reviews before release management’s discussion and analysis, annual information form and other disclosure documents containing financial information;

•	reviews, with the general counsel, legal compliance, litigation and other legal matters;

•	establishes procedures for complaints regarding accounting, internal controls and auditing, including employees’ confidential anonymous concerns;

•	prepares annual performance evaluation of the Audit Committee and reviews with Board;

•	reviews annually the Audit Committee Charter (see rogers.com);

•	meets periodically and separately with chief financial officer, internal auditors, external auditors and general counsel;

•	engages outside advisors as appropriate at our expense without Board or management approval;

•	conducts appropriate investigations;

•	monitors compliance with the Code of Conduct and Ethics;

•	reviews with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods; and

•	reviews disclosures made to it by the CEO and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

Please see the section entitled “Audit Committee” of the Corporation’s Annual Information Form, available at sedar.com, for additional information with respect to the Corporation’s audit committee.

Corporate Governance Committee

The function of the Corporate Governance Committee is as follows:

•	reviews and makes recommendations regarding the Board’s approach to director independence;

•	develops, recommends to the Board and reviews our corporate governance practices (including Board Mandate and Code of Conduct and Ethics);

•	recommends to the Board and committees the number and content of meetings, annual work plan and schedules of issues;

•	reviews size and compensation of our and our affiliates’ boards and committees;

•	reports to the Board as to adequacy and form of directors’ compensation;

•	provides an orientation and education program for new directors;

•	evaluates annually Board and committee performance;

•	reviews Board committees’ mandates;

•	monitors policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading); and

•	oversees individual directors engaging outside advisors at our expense.

Pension Committee

The function of the Pension Committee is as follows:

•	supervise the administration of our pension plans; and

•	reviews our pension plans’ provisions and investment performance.

Executive Committee

The function of the Executive Committee is as follows:

•	acts under powers delegated by the Board;

•	approves final terms of transactions previously approved by the Board; and

•	monitors the implementation of policy initiatives adopted by the Board.

Finance Committee

The function of the Finance Committee is to review and report to the Board or a committee of the Board on certain matters, including:

•	financings (including share issuances);

•	transactions not budgeted, outside the ordinary course of business and involving more than $50 million;

•	engagement of financial, investment or similar advisors in connection with transactions involving more than $100 million;

•	alliance, branding, licence, relationship, partnership and joint venture arrangements involving more than $50 million;

•	granting, issuing or assuming rights of first negotiation, first offer or first refusal involving a Rogers property or asset exceeding $50 million;

•	granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years; and

•	candidates for appointments of Chief Financial Officer and Audit Committee Chair of the Corporation and our subsidiaries.

The Control Trust Chair of the Rogers Control Trust (see “Outstanding Shares and Main Shareholders” above) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance Committee.

Board and Director Performance

The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and annual written evaluations to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair also discusses with each committee chairman the mandate, effectiveness and performance of such committee. The Chair reviews the recommendations and comments of the directors with the Corporate Governance Committee.

PART 8  OTHER INFORMATION

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2010.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS
TO BE ACTED UPON

None of our directors or executive officers, nor any person who has had such a position since January 1, 2010, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

MANAGEMENT CONTRACTS

There are no agreements or arrangements where our or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

ADDITIONAL DOCUMENTATION

Please see our full year 2010 financial statements and Management’s Discussion and Analysis for financial and other information about Rogers. Additional information is available on SEDAR at sedar.com, on EDGAR at sec.gov, or on rogers.com (in the Investor Relations section). You can obtain a copy of our most recent financial statements, Management’s Discussion and Analysis and Annual Information Form without charge, upon request from the Investor Relations Department which can be contacted as follows:

Vice-President, Investor Relations
Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario
M4W 1G9
(Telephone 416.935.3551)
Email: investor.relations@rci.rogers.com

The Board has approved the contents and the sending of this Information Circular.

David P. Miller
Secretary

March 15, 2011
Toronto, Ontario, Canada

APPENDIX “A”

BOARD OF DIRECTORS MANDATE

The purpose of this mandate (“Mandate”) of the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

PURPOSE OF THE BOARD

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

MEMBERSHIP

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•	an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

ETHICS

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

MEETINGS

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items though communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The lead director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chair.

ROLE AND RESPONSIBILITIES OF THE BOARD

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for identifying the principal risks of the Company’s businesses and overseeing the implementation of appropriate risk assessment systems to manage these risks.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	approve acquisitions and divestitures of business operations, strategic investments and alliances, major business development initiatives and any unbudgeted expenditure in excess of $50 million;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems; and

•	satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

ROLE AND RESPONSIBILITIES OF THE CHAIR

It is the policy of the Board that there be a separation of the offices of the Chair and the Chief Executive Officer. In the event the Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. The Chair shall be responsible, among other things:

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to participate in the preparation of the agenda for each Board meeting;

•	to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

•	to ensure newly appointed directors receive an appropriate orientation and education program;

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•	to promote best practices and high standards of corporate governance.

The lead director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The lead director shall have the following responsibilities:

•	provide leadership to ensure that the Board functions independently of management of the Company and other non-independent directors;

•	in the absence of the Chair, act as chair of meetings of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•	as may be required from time to time, consult and meet with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	assist in the process of conducting director evaluations; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

PROCEDURES TO ENSURE EFFECTIVE AND INDEPENDENT OPERATION

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•	the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•	the Senior Vice President, Human Resources of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Compensation Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

BOARD COMMITTEES

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit Committee; (2) Finance Committee; (3) Corporate Governance Committee; (4) Nominating Committee; (5) Compensation Committee; (6) Pension Committee; and (7) Executive Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.